    As filed with the Securities and Exchange Commission on January 21, 1999
                                                      Registration No. 333-xxxxx

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--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                     The Securities Act of 1933, as amended

                                ---------------
                                  P-COM, INC.
             (Exact name of Registrant as specified in its charter)

                Delaware                               77-0289371
    (State or other jurisdiction of                 (I.R.S. Employer
     incorporation or organization)              Identification Number)

                3175 S. Winchester Boulevard, Campbell, CA 95008
                                 (408) 866-3666
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ---------------
                               George P. Roberts
               Chairman of the Board and Chief Executive Officer
                                  P-Com, Inc.
                          3175 S. Winchester Boulevard
                               Campbell, CA 95008
                                 (408) 866-3666
  (Name and address, including zip code, and telephone number, including area code, of agent for service)

                                ---------------
                                    Copy to:
                            Warren T. Lazarow, Esq.
                        Brobeck, Phleger & Harrison LLP
                             Two Embarcadero Place
                                 2200 Geng Road
                          Palo Alto, California 94303
                                 (650) 424-0160

                                ---------------

        Approximate date of commencement of proposed sale to the public:
   FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act of 1933, as amended, registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, as amended, check the following box and list the Securities Act of 1933, as amended, registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                ---------------

                        CALCULATION OF REGISTRATION FEE
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--------------------------------------------------------------------------------

                                               Proposed
                                 Amount        Maximum         Proposed
     Title of Securities          to be     Offering Price     Aggregate        Amount of
       to be Registered        Registered    Per Share(1)  Offering Price(1) Registration Fee
---------------------------------------------------------------------------------------------
 Common Stock, $0.0001 par
  value per share "Common
  Stock"....................  13,000,000(2)    $7.14065     $92,828,450.00      $25,806.31

--------------------------------------------------------------------------------
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(1) Estimated solely for the purpose of calculating the registration fee, in accordance with Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low sale prices per share of the Company's Common Stock on the Nasdaq National Market as of January 15,
    1999.
(2) Includes shares of Common Stock which may be offered pursuant to this registration statement issuable upon conversion of 15,000 shares of Series
    B Convertible Preferred Stock (the "Series B Preferred Stock") and upon exercise of warrants to purchase up to 1,242,257 shares of Common Stock
    (the "Warrants").The aggregate number of shares listed above also includes shares of Common Stock which may be issued upon payment of premiums, failures to satisfy certain obligations, interest and anti-dilution adjustments on the Series B Preferred Stock and Warrants. Pursuant to Rule 416, this registration statement also registers an indeterminate number of shares of Common Stock as may be issued or become issuable upon conversion of Series B Preferred Stock and exercise of the Warrants in accordance with their respective terms to prevent dilution resulting from stock splits, stock dividends or similar transactions.
                                ---------------
  The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PRELIMINARY PROSPECTUS
(SUBJECT TO COMPLETION, DATED JANUARY 21, 1999)

                               13,000,000 Shares

                                  P-COM, INC.

                               ----------------

                                  COMMON STOCK
                              ($0.0001 PAR VALUE)

                               ----------------

   This prospectus relates to the resale by the Selling Stockholders listed herein of shares of our Common Stock. The number of shares offered consists of shares of Common Stock (1) as may be issued upon conversion of 15,000 shares of our Series B Preferred Stock, (2) as may be issued upon exercise of Warrants to purchase up to 1,242,257 shares of our Common Stock issued in connection with the sale of the Series B Preferred Stock and (3) as may be issued upon the payment of premiums, failures to satisfy certain obligations, interest and anti-dilution adjustments on the Series B Preferred Stock and Warrants. In addition, pursuant to Rule 416, this prospectus relates to the resale of such indeterminate number of shares of our Common Stock as may be issued or become issuable in accordance with the terms of the Series B Preferred Stock and the Warrants to prevent dilution resulting from stock splits, stock dividends or similar transactions. The aggregate proceeds to the Selling Stockholders will be the purchase price at which such shares are sold less the aggregate agents' commissions and underwriters' discounts, if any. The prices at which such Selling Stockholders may sell their shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from sales of the shares. Pursuant to a Registration Rights Agreement, dated December 21, 1998, we have agreed to pay all of the expenses of registration of the Common Stock, excluding underwriting discounts and commissions, if any. We have also agreed to indemnify the Selling Stockholders against liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

   Our Common Stock is traded on the Nasdaq National Market (Nasdaq Symbol:
PCMS). On January 20, 1999, the closing price of the Company's Common Stock was $7.9063.

   See "Risk Factors" commencing on page 4 for a discussion of certain factors that should be considered by prospective investors.

                               ----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                               ----------------

                  The date of this prospectus is       , 1999.

   Information in this prospectus is not complete and may be changed. A registration statement relating to the securities to be offered and sold hereunder has been filed with the Securities and Exchange Commission. The Selling Stockholders may not sell or accept an offer to buy these securities until that registration statement becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from our web site at http://ittinfo.com or at the SEC's web site at http://www.sec.gov.

   The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13a, 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until our offering is complete.

   (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1997, filed as of March 31, 1998;

   (ii) the Company's amended Annual Report on Form 10-K/A for the year ended December 31, 1997, filed as of May 6, 1998;

   (iii) the Company's quarterly reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998, filed as of May 15, 1998, August 14, 1998 and November 13, 1998, respectively;

   (iv) the Company's current reports on Form 8-K filed as of January 23, 1998, March 16, 1998, April 9, 1998, April 17, 1998, July 17, 1998, September 11,
1998, September 25, 1998, October 15, 1998, October 23, 1998, December 23,
1998, December 24, 1998, December 31, 1998 and January 4, 1998 (two separate filings), and Form 8-K/A dated as of April 17, 1998, June 12, 1998, September 11, 1998 and January 6, 1999;

   (v) the descriptions of the Company's Common Stock and Series A Preferred Stock contained in the Company's registration statements on Form 8-A filed as of January 12, 1995 and Form 8-A/A filed as of February 16, 1995, October 9, 1997, December 22, 1998 and December 24, 1998; and

   (vi) all future reports and other documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act shall be deemed to be incorporated by reference herein and to be a part of this prospectus from the date of filing of such reports and documents. Any statement incorporated herein may modify or supersede information or statements in this prospectus.

   Upon request, we will provide without charge a copy of this prospectus, and a copy of any and all of the information that has been or may be incorporated by reference in this prospectus. Requests for such copies should be directed to P-Com, Inc., 3175 S. Winchester Boulevard, Campbell, California 95008 (telephone (408) 866-3666).

   You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of this document.

                                  THE COMPANY

   P-Com, Inc. develops, manufactures and markets network access systems for the worldwide wireless telecommunications market. The point-to-point, spread spectrum and point-to-multipoint radio links provided by P-Com are designed to satisfy the network requirements of cellular and personal communications services, corporate communications, public utilities and local governments. In addition, P-Com provides comprehensive network services including system and program planning and management, path design and installation. P-Com also provides network performance monitoring devices.

   Our radio systems are sold internationally through strategic partners, system providers, original equipment manufacturers ("OEMs") and distributors as well as directly to end-users, and domestically primarily through our direct sales force. Our customers include AT&T Corp., Bell Atlantic Corp., BellSouth Corp., Bank of China, Bosch Telecom GmbH, Embratel Particiacoes S.A., Far Eastone Telecommunications Co., Ltd., Lucent Technologies, Inc., Mercury one2one, Orange PLC Group, Siemens A.G., Fujitsu Limited, Telekom S.A. Ltd., Tellabs Inc., TransAsia Telecomm, Inc., U.S. West Inc., WinStar Communications Corp., MCI Worldcom Inc., and Post & Telecomm Corp. of Zimbabwe.

   In December 1993, we received our initial ISO 9001 registration, a standard established by the International Organization for Standardization that provides a methodology by which manufacturers can obtain quality certification of their design and manufacturing process. In accordance with ISO 9001 requirements, our ISO 9001 registration was subsequently recertified. We also completed ISO 9001 registration for our United Kingdom sales and customer support facility in 1996, Geritel facility in Italy in 1996 and Technosystem facility in Italy in 1997 and are in the process of obtaining ISO 9001 registration for our other facilities outside of the United States.

   P-Com, Inc. was incorporated in the State of Delaware on August 23, 1991. Our executive offices are located at 3175 S. Winchester Boulevard, Campbell, California 95008, and our telephone number is (408) 866-3666.

                                  RISK FACTORS

   This prospectus contains forward-looking statements that involve numerous risks and uncertainties. The statements contained in this prospectus or that are incorporated by reference herein pursuant to the registration statement that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements include, for example, our expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this prospectus are based on information available to us on today's date, and we assume no obligation to update any such forward-looking statements. Our actual results could differ materially from those anticipated, including those set forth in the following risk factors and elsewhere in this prospectus or the registration statement of which this prospectus is part. In evaluating our business, you should consider carefully the following factors in addition to the other information presented.

Limited Operating History; Recent Losses

   P-Com, Inc. was founded in August 1991 and remained in the development stage until October 1993 when commercial shipments of our first product began. Due to our limited operating history and limited resources, among other factors, profitability or significant revenues on a quarterly or annual basis may not occur in the future. We are subject to all of the risks inherent in the operation of a new business enterprise, and may not be able to successfully address these risks.

   From inception to the end of the third quarter of fiscal 1998, we generated a cumulative net loss of approximately $40.6 million. From the end of 1997 through the third quarter of 1998, our net loss was attributable primarily to
(i) an acquired in-process research and development charge of approximately $33.9 million recorded in the first quarter of 1998 related to the acquisition of the assets of the Wireless Communications Group of Cylink Corporation, referred to herein as the "Cylink Wireless Group," and (ii) a net loss of $42.1 million in the third quarter of 1998, which included restructuring and other one-time charges of $26.6 million (comprising a $16.9 million charge to cost of goods sold (including $14.5 million in inventory write downs related to our existing core business and $2.4 million in other one-time charges to inventory relating to the elimination of product lines), a $5.4 million charge to general and administrative expenses and a $4.3 million charge (including severance benefits, facilities and fixed assets impairments and goodwill impairments) to restructuring and other one-time charges).

   From October 1993 through September 30, 1998, we generated sales of approximately $607.2 million, of which $373.0 million, or 61.4% of such amount, was generated in the year ended December 31, 1997 and the first three quarters of 1998. However, we do not believe such growth rates are indicative of future operating results. Revenues may not remain at or increase from the levels experienced in 1997 or in the first three quarters of 1998 and sales may decline. In fact, during the first nine months of 1998, we experienced our lowest rates of sequential sales growth since we became a public company. In addition, during the third quarter of 1998, we experienced a decrease in revenue as compared to the first two quarters of 1998, due principally to the market slowdown for the Company's Tel Link product line and for the industry segment in general. Net sales for the third quarter of 1998 (which included sales from many newly acquired businesses that did not contribute to revenues in the comparable period of 1997) were approximately 50% less than our sales for the comparable period in 1997. We expect our sales growth in the near future to be significantly below recent comparable periods of growth. In recent quarters, we also experienced higher than historical product price declines. The decline in prices, along with one-time inventory write-downs, has had a significant downward impact on the Company's gross margin. We expect pricing pressures to continue for the next several quarters. We also expect gross margins as a percentage of revenues to continue to be below comparable periods for the next several quarters.

   During 1997 and the first three quarters of 1998, operating expenses increased more rapidly than we had anticipated and these increases also contributed to net losses. Nonetheless, we plan to continue our investments in operations, particularly to support product development and the marketing and sales of recently introduced products. In parallel, we have undertaken cost-cutting efforts in other areas. However, if sales do not increase, our results of operations, business and financial condition may be materially adversely affected. Accordingly, we may not achieve profitability for the next several quarters. We believe we will likely report an operating loss during the fourth quarter of fiscal year 1998 and could report a net loss for such quarter.

Significant Customer Concentration

   To date, approximately four hundred customers have accounted for substantially all of our sales. However, in 1997, two customers, Orange Personal Communications Ltd. and Winstar Communications Corp., accounted for 16% and 11% of our 1997 sales, respectively. During the first three quarters of 1998, four customers accounted for an aggregate of 44.7% of sales and as of September 30, 1998, seven customers accounted for 46.1% of the backlog scheduled for shipment in the twelve months subsequent to September 30, 1998. Many of our major customers are located in foreign countries, primarily in the United Kingdom and Europe. We anticipate continuing to sell products and services to existing customers and adding new customers, most of which we expect to continue to be located outside of the United States.

   Similarly, several of our subsidiaries are dependent on a few customers. Some of these customers are implementing new networks and are themselves in the early stages of development. They may require additional capital to fully implement their planned networks, which may be unavailable to them on an as-needed basis.

   The inability of any customer to finance its purchases of our or our subsidiaries' products or services may materially adversely affect our business, operations and financial condition. Financial difficulties of existing or potential customers may also limit the overall demand for our products and services. Specifically, both current customers and potential future customers in the telecommunications industry have reportedly undergone financial difficulties and may therefore limit their future orders. Our ability to achieve sales in the future will depend in significant part upon our ability to:

 .  obtain and fulfill orders from, maintain relationships with and provide support to existing and new customers;
 . manufacture systems in volume on a timely and cost-effective basis; and . meet stringent customer performance and other requirements and shipment delivery dates.

   Our success will also depend in part on the financial condition, working capital availability and success of our customers. As a result, any cancellation, reduction or delay in orders by or shipments, for example, as a result of manufacturing or supply difficulties or a customer's inability to finance it purchases of our products or services, may adversely affect our business. Some difficulties of this nature have occurred in the past and we believe they will occur in the future.

   Finally, acquisitions in the communications industry are common, which further concentrates the customer base and may cause some orders to be delayed or cancelled. No assurance can be given that our sales will increase in the future or that we will be able to support or attract customers. See "-- Significant Fluctuations in Results of Operations."

Significant Fluctuations in Results of Operations

   We have experienced and will continue to experience significant fluctuations in sales, gross margins and operating results. The procurement process for most of our current and potential customers is complex and lengthy. As a result, the timing and amount of sales is often difficult to predict reliably. The sale and implementation of our products and services generally involves a significant commitment of senior management, as well as our sales force and other resources. The sales cycle for our products and services typically involves technical evaluation and commitment of cash and other resources and delays often occur. Delays are frequently associated with, among other things:

 . customers' seasonal purchasing and budgetary cycles;
 . education of customers as to the potential applications of our products and services, as well as product-life cost savings associated therewith;
 . compliance with customers' internal procedures for approving large expenditures and evaluating and accepting new technologies;
 . compliance with governmental or other regulatory standards;
 . difficulties associated with customers' ability to secure financing;
 . negotiation of purchase and service terms for each sale; and . price decreases required to secure purchase orders.

   Orders for products have typically been strongest towards the end of the calendar year, with a reduction in shipments occurring during the summer months, as evidenced in the third quarter of fiscal years 1997 and 1998. Such slow down is primarily related to inactivity in the European market, currently our major customer base, during such period. To the extent such seasonality continues, the results of operations will fluctuate from quarter to quarter.

   Also, a single customer's order scheduled for shipment in a quarter can also represent a large portion of our potential sales for such quarter. We have at times failed to receive expected orders, and delivery schedules have been deferred as a result of changes in customer requirements and commitments, among other factors. As a result, our operating results for a particular period have been and could in the future be materially adversely affected by a delay, rescheduling or cancellation of even one purchase order. In addition, our operating results may be affected by an inability to obtain such large orders from single customers in the future.

   Although much of the anticipated growth in the telecommunications infrastructure is expected to result from the entrance of new service providers, many new providers do not have the financial resources of existing service providers. If these new service providers are unable to adequately finance their operations, they may cancel or delay orders. Moreover, purchase orders are often received and accepted far in advance of shipment and, as a result, we typically permit orders to be modified or canceled with limited or no penalties. Indeed, most of the backlog scheduled for shipment in the twelve months subsequent to September 30, 1998 can be cancelled. As a result, backlog does not necessarily indicate future sales for any particular period. In addition, any failure to reduce actual costs to the extent anticipated when an order is received substantially in advance of shipment or an increase in anticipated costs before shipment could materially adversely affect our gross margin for such orders.

   Our customers have also increasingly been requiring product shipment upon ordering rather than submitting purchase orders far in advance of expected shipment dates. This requires us to keep inventory on hand for immediate shipment. Given the variability of customer need and purchasing power, it is hard to predict the amount of inventory needed to satisfy customer demand. If we over- or under-estimate inventory requirements, our results of operations could continue to be adversely affected. In particular, increases in inventory could materially adversely affect operations if such inventory is not used or becomes obsolete.

   Finally, most of our sales in recent quarters have been realized near the end of each quarter. Accordingly, a delay in a shipment near the end of a particular quarter for any reason may cause sales in a particular quarter to fall significantly below our expectations. Such delays have occurred in the past due to, for example, unanticipated shipment rescheduling, pricing concessions to customers, cancellations or deferrals by customers, competitive and economic factors, unexpected manufacturing or other difficulties, delays in deliveries of components, subassemblies or services by suppliers and failure to receive anticipated orders. We cannot determine whether similar or other delays might occur in the future, but expect that some or all of such problems might recur.

   Magnifying the effects of any revenue shortfall, a material portion of our expenses are fixed and difficult to reduce should revenues not meet expectations. The failure to reduce actual costs to the extent anticipated, or an increase in anticipated costs before shipment of an order or orders could affect the gross margins for such orders. Announcements by the Company or our competitors of new products, services and technologies could cause customers to defer or cancel purchases of our systems and services. Additional factors have caused and will continue to cause our performance to vary significantly from period to period. These factors include:

 . new product introductions and           . changes in our pricing or
  enhancements and related costs;           customers' or suppliers' pricing;
 . weakness in Asia and Latin              . inventory write-downs and
  America, resulting in overcapacity        obsolescence;
  for microwave industry;                 . market acceptance by customers and
 . ability to manufacture and produce        timing of availability of new
  sufficient volumes of systems and         products and services provided by
  meet customer requirements;               us or our competitors;
 . manufacturing efficiencies and          . acquisitions, including costs and
  costs;                                    expenses;
 . customer confusion due to impact        . use of different distribution and
  of actions of competitors;                sales channels;
 . variations in mix of sales through      . fluctuations in foreign currency
  direct efforts or through                 exchange rates;
  distributors or other third             . delays or changes in regulatory
  parties;                                  approval of systems and services;
 . variations in mix of systems and        . warranty and customer support
  related software tools sold and           expenses;
  services provided;                      . severance costs;
 . operating and new product               . consolidation and other
  development expenses;                     restructuring costs;
 . product discounts;                      . the pending stockholder class
 . accounts receivable collection, in        action lawsuits;
  particular those acquired in            . need for additional financing;
  recent acquisitions, especially         . customization of systems;
  outside of United States;               . general economic and political
                                            conditions; and
                                          . natural disasters.

   Our results of operations have been and will continue to be influenced by competitive factors, including pricing, availability and demand for other competitive products and services. All of the above factors are difficult for us to forecast, and could materially adversely affect our business, condition and results of operations. We believe that period-to-period comparisons are thus not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, in some future quarter or quarters our operating results may continue to be below those projected by public market analysts, and the price of our Common Stock may be materially adversely affected. Indeed, based on current market conditions, we presently expect that net sales for the three month period ending December 31, 1998 will be significantly lower than net sales in the comparable period in 1997. Due to lack of order visibility and the current trend of order delays, deferrals and cancellations, we can give no assurance that we will be able to achieve or maintain our current sales levels. We believe we will likely report an operating loss for the quarter ending December 31, 1998 and could report a net loss for such quarter. Should current market conditions continue to deteriorate, we may also incur operating and net losses in subsequent periods. Additionally, management continues to evaluate market conditions in order to assess the need to take further action to more closely align our cost structure with anticipated revenues. Any subsequent actions could result in restructuring charges, inventory write-downs and provisions for the impairment of long-lived assets, which could materially adversely affect our business, financial condition and results of operations.

Acquisitions

   Since April 1996, we have acquired nine complementary companies and businesses. Integration and management of these companies into our business is ongoing. Risks commonly encountered in such transactions include:

 . difficulty of assimilating              . inability to retain key technical
  operations and personnel of               and managerial personnel;
  combined companies;
 . potential disruption of ongoing
  business;

 . inability of management to              . impairment of relationships with
  maximize financial and strategic          employees and customers as result
  position through integration of           of integration of new personnel;
  acquired businesses;                    . risks of entering markets in which
 . additional expenses associated            we have no or limited direct prior
  with amortization of acquired             experience; and
  intangible assets;                      . operation of companies in
 . dilution to existing stockholders;        different geographical locations
 . maintenance of uniform standards,         with different cultures.
  controls, procedures and policies;

We may not be successful in overcoming any or all of these risks or any other problems encountered in connection with such acquisitions, and such transactions may materially adversely affect our business, condition and results of operations or require divestment of one or more business units.

   As part of our overall strategy, we plan to continue acquisitions of or investments in complementary companies, products or technologies and to continue entering into joint ventures and strategic alliances with other companies. Our success in future acquisition transactions may, however, be limited. We compete for acquisition and expansion opportunities against many entities that have substantially greater resources. We may not be able to successfully identify suitable candidates, pay for or complete acquisitions, or expand into new markets. Once integrated, acquired businesses may not achieve comparable levels of revenues, profitability, or productivity to our existing business, or the stand alone acquired company, or otherwise perform as expected. Also, as commonly occurs with mergers of technology companies during the pre-merger and integration phases, aggressive competitors may also undertake formal initiatives to attract customers and to recruit key employees through various incentives. Moreover, if we proceed with acquisitions in which the consideration consists of cash, a substantial portion of our available cash could be used to consummate the acquisitions, as was the case with the acquisition of the Cylink Wireless Group. The occurrence of any of these events could have a material adverse effect on our workforce, business, financial condition and results of operations. See "--No Assurance of Successful Expansion of Operations; Management of Growth."

   In addition, many business acquisitions must be accounted for under the purchase method of accounting for financial reporting purposes. Many of the attractive acquisition candidates for P-Com are high technology companies which tend to have insignificant amounts of tangible assets and significant goodwill. Acquisition of these businesses, if accounted for as a purchase would typically result in substantial charges related to the amortization of goodwill. For example, all of our past acquisitions to date (the "Acquisitions"), except the acquisitions of Control Resources Corporation ("CRC"), RT Masts Limited ("RT Masts") and Telematics, Inc. ("Telematics") have been accounted for under the purchase method of accounting, and as a result, a significant amount of goodwill is being amortized as set forth in our consolidated financial statements. This amortization expense may have a significant effect on our financial results. Although we believe the accounting for past acquisitions has been appropriate, in general the Securities and Exchange Commission has recently been reviewing more closely the accounting for acquisitions and the resulting charges for "in-process" research and development costs. Any resulting restatement of the "in-process" research and development charge we recognized in conjunction with any of our acquisitions, including the Cylink Wireless Group acquisition, could result in a lesser charge to income for "in-process" technology and the creation of a higher recorded value of goodwill or other intangible assets. The allocation of the purchase price to such additional intangible assets would have the effect of increasing amortization expense, which could have a material adverse effect on results of operations, business and financial condition.

Dependence on Contract Manufacturers; Reliance on Sole or Limited Sources of Supply

   Our internal manufacturing capacity is very limited. We use contract manufacturers such as Celeritek, Inc., GSS Array Technology, Remec, Inc., Sanmina Corporation, Senior Systems Technology, Inc. and SPC Electronics Corp. to produce our systems, components and subassemblies and expect to rely increasingly on these and other manufacturers in the future. We also rely on outside vendors to manufacture certain other components and subassemblies. Our internal manufacturing capacity and that of our contract manufacturers may not be sufficient to fulfill the Company's orders. Failure to manufacture, assemble and ship systems and meet customer demands on a timely and cost-effective basis could damage relationships with customers and have a material adverse effect on our business, condition and results of operations.

   In addition, certain components, subassemblies and services necessary for the manufacture of our systems are obtained from a sole supplier or a limited group of suppliers. In particular, Eltel Engineering S.r.L. and Associates and Xilinx, Inc. both are sole source or limited source suppliers for critical components used in our radio systems.

   Our reliance on contract manufacturers and on sole suppliers or a limited group of suppliers and increasing reliance on contract manufacturers and suppliers involves risks. We have experienced an inability to obtain an adequate supply of finished products and required components and subassemblies, and reduced control over the price, timely delivery, reliability and quality of finished products, components and subassemblies. We do not have long-term supply agreements with most of our manufacturers or suppliers. We have experienced problems in the timely delivery and quality of products and certain components and subassemblies from vendors. Some suppliers have relatively limited financial and other resources. Any inability to obtain timely deliveries of components and subassemblies of acceptable quality or any other circumstance would require us to seek alternative sources of supply, or to manufacture finished products or components and subassemblies internally. As manufacture of our products and certain of our components and subassemblies is an extremely complex process, finding and educating new vendors could delay our ability to ship our systems, which could damage relationships with current or prospective customers and materially adversely affect our business, condition and results of operations.

No Assurance of Successful Expansion of Operations; Management of Growth

   Recently, in response to market declines and poor performance in our sector generally and our lower than expected performance over the last several quarters, we introduced measures to reduce operating expenses, including reductions in our workforce in July, September and November 1998. However, prior to such measures, we had significantly expanded the scale of our operations to support then anticipated continuing increased sales and to address critical infrastructure and other requirements. This expansion included the leasing of additional space, the opening of branch offices and subsidiaries in the United Kingdom, Italy, Germany, Mexico, Dubai and Singapore, the opening of design centers in the United Kingdom and the United States, the acquisition of a large amount of inventory (inventory increased from approximately $58.0 million at December 31, 1997 to approximately $83.2 million at September 30,
1998) and accounts receivable, and nine acquisitions. We had also significantly invested in research and development to support product development and services, including the recently introduced products and the development of point-to-multipoint systems. Further, we had hired additional personnel in all functional areas, including in sales and marketing, manufacturing and operations and finance. Such expansion resulted in significantly higher operating expenses than in prior years, a material portion of which remain significant fixed costs.

   In addition, in order to prepare for the future, we are required to continue to invest resources in our acquired and new businesses. Currently, we are devoting significant resources to the development of new products and technologies and are conducting evaluations of these products. We will continue to invest additional resources in plant and equipment, inventory, personnel and other items, to begin production of these products and to provide any necessary marketing and administration to service and support these new products. Accordingly, in addition to the effect our recent performance has had on gross profit margin and inventory levels, gross profit margin and inventory levels may be further adversely impacted in the future by start-up costs associated with the initial production and installation of these new products. Start-up costs may include additional manufacturing overhead, additional allowance for doubtful accounts, inventory and warranty reserve requirements and the creation of service and support organizations. Additional inventory on hand for new product development and customer service requirements also increases the risk of inventory write-downs.

Based on the foregoing, if our sales do not increase, our results of operations will continue to be materially adversely affected. See "--Limited Operating History; Recent Losses."

   Expansion of our operations and acquisitions have caused and continue to impose a significant strain on our management, financial, manufacturing and other resources and have disrupted our normal business operations. Our ability to manage any possible future growth may depend upon significant expansion of our manufacturing, accounting and other internal management systems and the implementation of a variety of systems, procedures and controls, including improvements relating to inventory control. In particular, we must successfully manage the control of overhead expenses and inventories, the development, introduction, marketing and sales of new products, the management and training of our employee base, the integration and coordination of a geographically and ethnically diverse group of employees and the monitoring of third party manufacturers and suppliers. We cannot be certain that attempts to manage or expand our marketing, sales, manufacturing and customer support efforts will be successful or result in future additional sales or profitability. We must also more efficiently coordinate activities in our companies and facilities in Rome and Milan, Italy, France, Poland, the United Kingdom, Mexico, Dubai, New Jersey, Florida, Virginia, Washington and elsewhere. For a number of reasons, we have in the past and may continue to experience significant problems in these areas. As a result of the foregoing, as well as difficulty in forecasting revenue levels, we will continue to experience fluctuations in revenues, costs, and gross margins.

   Any failure to efficiently implement, coordinate and improve systems, procedures and controls, including improvements relating to inventory control and coordination with our subsidiaries, at a pace consistent with our business, could cause continued inefficiencies, additional operational complexities and expenses, greater risk of billing delays, inventory write-downs and financial reporting difficulties. Such problems could have a material adverse effect on our business, condition and results of operations.

   A significant ramp-up production of products and services could require us to make substantial capital investments in equipment and inventory, in recruitment and training additional personnel and possibly in investment in additional manufacturing facilities. If under-taken we anticipate these expenditures would be made in advance of increased sales. In such event, gross margins would be adversely affected from time-to-time due to short-term inefficiencies associated with the addition of equipment and inventory, personnel or facilities, and cost categories may periodically increase as a percentage of revenues.

Declining Average Selling Prices

   We believe that average selling prices and possibly gross margins for our systems and services will decline in the long term. Reasons for such decline may include the maturation of such systems, the effect of volume price discounts in existing and future contracts and the intensification of competition. To offset declining average selling prices, we believe we must take a number of steps, including:

 . successfully introducing and selling new systems on a timely basis;
 . developing new products that incorporate advanced software and other features that can be sold at higher average selling prices; and . reducing the costs of our systems through contract manufacturing, design improvements and component cost reduction, among other actions.

If new products are not developed in a timely manner, fail to achieve customer acceptance or do not generate higher average selling prices, and we are therefore unable to offset declining average selling prices, then our gross margins will decline. See "--Significant Fluctuations in Results of Operations."

Trade Account Receivables

   We are subject to credit risk in the form of trade account receivables. We may in certain circumstances be unable to enforce a policy of receiving payment within a limited number of days of issuing bills, especially for customers in the early phases of business development. In addition, many of our foreign customers are granted longer payment terms than those typically existing in the United States. We typically do not require collateral or other security to support customer receivables, but in some instances we have required down payments or letters of credit from a customer before booking their order. We have had difficulties in the past in receiving payment in accordance with our policies, particularly from customers awaiting financing to fund their expansion and from customers outside of the United States. The days sales outstanding of receivables have also recently increased. Such difficulties may continue in the future, which could have a material adverse effect on the Company's business, financial condition and results of operations.

   Our bank line of credit currently permits us to sell up to $25 million of our receivables at any one time to a limited group of purchasers on a non-recourse basis. We have in the past utilized such sales and may continue from time to time to sell our receivables, as part of an overall customer financing program. However, we may not be able to locate parties to purchase such receivables on acceptable terms or at all. See "--Significant Fluctuations in Results of Operations" and "--International Operations; Risks of Doing Business in Developing Countries."

No Assurance of Product Quality, Performance and Reliability

   We have limited experience in producing and manufacturing systems and contracting for such manufacture. Our customers require very demanding specifications for quality, performance and reliability. As a consequence, problems may occur with respect to the quality, performance and reliability of our systems or related software tools. If such problems occur, we could experience increased costs, delays in or cancellations or reschedulings of orders or shipments, delays in collecting accounts receivable and product returns and discounts, any of which would have a material adverse effect on our business, condition and results of operations.

   In addition, to maintain our ISO 9001 registration, we must periodically undergo certification assessment. Failure to maintain such registration could materially adversely affect our business. We completed ISO 9001 registration for our United Kingdom sales and customer support facility in 1996, our Geritel facility in Italy in 1996, and its Technosystem facility in Italy in 1997. Other of our facilities are also attempting to obtain ISO 9001 registration. Such registrations may not be achieved and we may be unable to maintain those registrations we have already completed. Any such failure could have a material adverse effect on our business, condition and results of operations.

Changes in Financial Accounting Standards

   We prepare our financial statements in conformity with generally accepted accounting principles ("GAAP"). GAAP is subject to interpretation by the American Institute of Certified Public Accountants, the Securities and Exchange Commission and various bodies formed to interpret and create appropriate accounting policies. A change in these policies can have a significant effect on our reported results, and may even affect our reporting of transactions completed before a change is announced. Accounting policies affecting many other aspects of our business, including rules relating to software and license revenue recognition, purchase and pooling-of-interests accounting for business combinations, employee stock purchase plans and stock option grants have recently been revised or are under review by one or more groups. Changes to these rules, or the questioning of current practices, may have a material adverse effect on our reported financial results or in the way we conduct our business.

   In addition, the preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the recorded amounts of assets and liabilities, disclosure of those assets and liabilities at the date of the financial statements and the recorded amounts of expenses during the reporting period. A change in the facts and circumstances surrounding these estimates could result in a change to the estimates and impact future operating results.

Uncertainty of Market Acceptance

   Our future operating results depend upon the continued growth and increased availability and acceptance of microcellular, PCN/PCS and wireless local loop access telecommunications services in the United States and internationally. The volume and variety of wireless telecommunications services or the markets for and acceptance of such services may not continue to grow as expected. The growth of such services may also fail to create anticipated demand for our systems. Because these markets are relatively new, predicting which segments of these markets will develop and at what rate these markets will grow is difficult. In addition to our other products, we have recently invested significant time and resources in the development of point-to-multipoint radio systems. If the licensed millimeter wave, spread spectrum microwave radio or point-to-multipoint microwave radio market and related services for our systems fails to grow, or grows more slowly than anticipated, our business, condition and results of operations will be materially adversely affected.

   Certain sectors of the communications market will require the development and deployment of an extensive and expensive communications infrastructure. In particular, the establishment of PCN/PCS networks will require very large capital expenditures. Communications providers may not make the necessary investment in such infrastructure, and the creation of this infrastructure may not occur in a timely manner. Moreover, one potential application of our technology--use of our systems in conjunction with the provision of alternative wireless access in competition with the existing wireline local exchange providers--depends on the pricing of wireless telecommunications services at rates competitive with those charged by wireline telephone companies. Rates for wireless access must become competitive with rates charged by wireline companies for this approach to be successful. If wireless access rates are not competitive, consumer demand for wireless access will be materially adversely affected. If we allocate resources to any market segment that does not grow, we may be unable to reallocate resources to other market segments in a timely manner, ultimately curtailing or eliminating our ability to enter such segments.

   Certain current and prospective customers are delivering services and features which use competing transmission media such as fiber optic and copper cable, particularly in the local loop access market. To successfully compete with existing products and technologies, we must offer systems with superior price/performance characteristics and extensive customer service and support. Additionally, we must supply such systems on a timely and cost-effective basis, in sufficient volume to satisfy such prospective customers' requirements and otherwise overcome any reluctance on the part of such customers to transition to new technologies. Any delay in the adoption of our systems may result in prospective customers using alternative technologies in their next generation of systems and networks. Prospective customers may not design their systems or networks to include our systems. Existing customers may not continue to include our systems in their products, systems or networks in the future. Our technology may not replace existing technologies and achieve widespread acceptance in the wireless telecommunications market. Failure to achieve or sustain commercial acceptance of our currently available radio systems or to develop other commercially acceptable radio systems would materially adversely affect the Company. Also, industry technical standards may change or, if emerging standards become established, we may not be able to conform to these new standards in a timely and cost-effective manner.

Intensely Competitive Industry

   The wireless communications market is intensely competitive. Our wireless-based radio systems compete with other wireless telecommunications products and alternative telecommunications transmission media, including copper and fiber optic cable. We are experiencing intense competition worldwide from a number of leading telecommunications companies. Such companies offer a variety of competitive products and services and broader telecommunications product lines, and include Adtran, Inc., Alcatel Network Systems, California Microwave, Inc., Digital Microwave Corporation (which has recently acquired other competitors, including Innova International Corp. and MAS Technology, Ltd.), Ericsson Limited ("Ericsson"), Harris Corporation-Farinon Division, Larus Corporation, Nokia Telecommunications ("Nokia"), Lucent T.R.T., Utilicom and Western Multiplex Corporation. Many of such companies have greater installed bases, financial resources and production, marketing, manufacturing, engineering and other capabilities than we do. In early 1998, we acquired the Cylink Wireless Group which competes with a large number of companies in the wireless communications markets, including U.S. local exchange carriers and foreign telephone companies. The most significant competition for Cylink Wireless Group's products in the wireless market is from telephone companies that offer leased line data services. We face actual and potential competition not only from these established companies, but also from start-up companies that are developing and marketing new commercial products and services.

   We may also compete in the future with other market entrants offering competing technologies. Some of our current and prospective customers and partners have developed, are currently developing or could manufacture products competitive with ours. Nokia and Ericsson have recently developed new competitive radio systems.

   The principal elements of competition in our market and the basis upon which customers may select our systems include price, performance, software functionality, ability to meet delivery requirements and customer service and support. Recently, certain competitors have announced the introduction of new competitive products, including related software tools and services, and the acquisition of other competitors and competitive technologies. We expect competitors to continue to improve the performance and lower the price of their current products and services and to introduce new products and services or new technologies that provide added functionality and other features. New product and service offerings and enhancements by our competitors could cause a decline in sales or loss of market acceptance of our systems. New offerings could also make our systems, services or technologies obsolete or non-competitive. We are experiencing significant price competition and expect such competition to intensify. We believe that to be competitive, we will need to expend significant resources on, among other items, new product development and enhancements. In marketing our systems and services, we will compete with vendors employing other technologies and services that may extend the capabilities of their competitive products beyond their current limits, increase their productivity or add other features. We may not be able to compete successfully in the future.

Requirement for Response to Rapid Technological Change and Requirement for Frequent New Product Introductions

   Rapid technological change, frequent new product introductions and enhancements, product obsolescence, changes in end-user requirements and evolving industry standards characterize the communications market. Our ability to compete in this market will depend upon successful development, introduction and sale of new systems and enhancements and related software tools, on a timely and cost-effective basis, in response to changing customer requirements. Recently, we have been developing point-to-multipoint radio systems. Any success in developing new and enhanced systems, including point-to-multipoint systems, and related software tools will depend upon a variety of factors. Such factors include:

 . new product selection;                  . development and completion of
 . integration of various elements of        related software tools, system
  complex technology;                       performance, quality and
 . timely and efficient                      reliability of systems;
  implementation of manufacturing         . development and introduction of
  and assembly processes and cost           competitive systems; and
  reduction programs;                     . timely and efficient completion of
                                            system design.

   We have experienced and continue to experience delays in customer procurement and in completing development and introduction of new systems and related software tools, including products acquired in acquisitions. Moreover, we may not be successful in selecting, developing, manufacturing and marketing new systems or enhancements or related software tools. Also, errors could be found in our systems after commencement of commercial shipments. Such errors could result in the loss of or delay in market acceptance, as well as expenses associated with re-work of previously delivered equipment. Our inability to introduce in a timely manner new systems or enhancements or related software tools that contribute to sales could have a material adverse effect on our business, condition and results of operations.

International Operations; Risks of Doing Business in Developing Countries

   In doing business in international markets, we face economic, political and foreign currency fluctuations that are more volatile than those commonly experienced in the United States and other areas. Most of our sales to date have been made to customers located outside of the United States. We have also acquired three Italy-based companies, two United Kingdom-based companies and four U.S. companies with substantial international operations. These companies sell their products and services primarily to customers in Europe, the Middle East and Africa. We anticipate that international sales will continue to account for a majority of our sales for the foreseeable future. Historically, our international sales have been denominated in British pounds sterling or United States dollars. With recent acquisitions of foreign companies, certain of our international sales are denominated in other foreign currencies, including Italian Lira. A decrease in the value of foreign currencies relative to the United States dollar could result in decreased margins from those transactions. For international sales that are United States dollar-denominated, such a decrease could make our systems less price-competitive and could have a material adverse effect upon our financial condition. We have in the past mitigated currency exposure to the British pound sterling through hedging measures. However, any future hedging measures may be limited in their effectiveness with respect to the British pound sterling and other foreign currencies. Additional risks are inherent in our international business activities. Such risks include:

 . changes in regulatory                   . difficulties in managing
  requirements;                             distributors, potentially adverse
 . costs and risks of localizing             tax consequences, foreign currency
  systems in foreign countries;             exchange fluctuations, the burden
 . delays in receiving components and        of complying with a wide variety
  materials;                                of complex foreign laws and
 . availability of suitable export           treaties;
  financing, timing and availability      . the difficulty in accounts
  of export licenses, tariffs and           receivable collections; and
  other trade barriers;                   . political and economic
 . difficulties in staffing and              instability.
  managing foreign operations,
  branches and subsidiaries;

In addition, many of our customer purchase and other agreements are governed by foreign laws, which may differ significantly from U.S. laws. Therefore, we may be limited in our ability to enforce our rights under such agreements and to collect damages, if awarded.

   In many cases, local regulatory authorities own or strictly regulate international telephone companies. Access to such markets is often difficult due to established relationships between government owned or controlled telephone companies and their traditional indigenous suppliers of telecommunications equipment. The successful expansion of our international operations in certain markets will depend on our ability to locate, form and maintain strong relationships with established companies providing communication services and equipment in targeted regions. The failure to establish regional or local relationships or to successfully market or sell our products in international markets could limit our ability to expand operations. Our inability to identify suitable parties for such relationships, or even if identified, to form and maintain strong relationships could prevent us from generating sales of products and services in targeted markets or industries. Moreover, even if such relationships are established, we may be unable to increase sales of products and services through such relationships.

   Some of our potential markets consist of developing countries that may deploy wireless communications networks as an alternative to the construction of a limited wired infrastructure. These countries may decline to construct wireless telecommunications systems or construction of such systems may be delayed for a variety of reasons. If such events occur, any demand for our systems in these countries will be similarly limited or delayed. Also, in developing markets, economic, political and foreign currency fluctuations may be much more volatile than conditions in the United States and other developed areas. Such volatility could have a material adverse effect on our ability to develop or continue to do business in such countries.

Extensive Government Regulation

   Radio communications are extensively regulated by the United States, foreign laws and international treaties. Our systems must conform to a variety of domestic and international requirements established to, among other things, avoid interference among users of radio frequencies and to permit interconnection of equipment. Historically, in many developed countries, the limited availability of radio frequency spectrum has inhibited the growth of wireless telecommunications networks. Each country's regulatory process differs. In order for us to operate in a jurisdiction, we must obtain regulatory approval for our systems and comply with differing regulations. Regulatory bodies worldwide continue to adopt new standards for wireless communications products. The delays inherent in this governmental approval process may cause the cancellation, postponement or rescheduling of the installation of communications systems by us and our customers. The failure to comply with current or future regulations or changes in the interpretation of existing regulations could result in the suspension or cessation of operations. Such regulations or such changes in interpretation could require us to modify products and services and incur substantial costs to comply with such regulations and changes.

   In addition, we are also affected by domestic and international authorities' regulation of the allocation and auction of the radio frequency spectrum. Equipment to support new systems and services can be marketed only if permitted by governmental regulations and if suitable frequency allocations are auctioned to service providers. Establishing new regulations and obtaining frequency allocation at auction is a complex and lengthy process. If PCS operators and others are delayed in deploying new systems and services, we could experience delays in orders. Similarly, failure by regulatory authorities to allocate suitable frequency spectrum could have a material adverse effect on our results. In addition, delays in the radio frequency spectrum auction process in the United States could delay our ability to develop and market equipment to support new services.

   We operate in a regulatory environment subject to significant change. Regulatory changes, which are affected by political, economic and technical factors, could significantly impact our operations by restricting our development efforts and those of our customers, making current systems obsolete or increasing competition. Any such regulatory changes, including changes in the allocation of available spectrum, could have a material adverse effect on our business, financial condition and results of operations. It might also prove necessary or advisable to modify systems and services to operate in compliance with such regulations. Such modifications could be extremely expensive and time-consuming.

Future Capital Requirements

   Future capital requirements will depend upon many factors, including the development of new products and related software tools, potential acquisitions, requirements to maintain adequate manufacturing facilities and contract manufacturing agreements, the progress of research and development efforts, expansion of marketing and sales efforts, and the status of competitive products. Additional financing may not be available in the future on acceptable terms, or at all. In this regard, as a result of the continued existence of a substantial amount of indebtedness incurred through the issuance of our 4 1/4% convertible promissory notes due 2002 (the "Notes") and the incurrence of debt under our second bank line of credit, we could be severely limited in our ability to raise additional financing. Given the recent price for our Common Stock, if additional funds are raised by issuing equity securities, significant dilution to our stockholders could result. In this regard, we have recently retired approximately $22 million of our Notes in exchange for approximately
3.7 million shares of our Common Stock. We may exchange additional Notes for shares of Common Stock or, alternatively, refinance or exchange the remainder of the Notes and/or the bank debt. We have also recently issued 15,000 shares of Series B Preferred Stock and Warrants to purchase up to 1,242,257 shares of our Common Stock in exchange for a $15 million investment. These transactions have had and may continue to have a substantial dilutive effect on our stockholders and may make it difficult for us to obtain additional future financing, if needed. See "--Risks Associated with Preferred Stock Financing."

   If adequate funds are not available, we may be required to restructure or refinance our debt or delay, scale back or eliminate research and development, acquisition or manufacturing programs. We may also need to obtain funds through arrangements with partners or others that may require us to relinquish rights to certain of our technologies or potential products or other assets.

Pending Class Action Litigation

   On September 23, 1998, a putative class action complaint was filed in the Superior Court of California, County of Santa Clara, by Leonard Vernon and Gayle M. Wing on behalf of themselves and other stockholders of the Company who purchased or otherwise acquired the Company's Common Stock between April 15, 1997 and September 11, 1998. The plaintiffs allege various state securities laws violations by the Company and certain of its officers and directors. The complaint seeks unquantified compensatory, punitive and other damages, attorneys' fees and injunctive and/or equitable relief.

   On October 16, 1998, a putative class action complaint was filed in the Superior Court of California, County of Santa Clara, by Terry Sommer on behalf of herself and other stockholders of the Company who purchased or otherwise acquired the Company's Common Stock between April 1, 1998 and September 11, 1998. The plaintiff alleges various state securities laws violations by the Company and certain of its officers. The complaint seeks unquantified compensatory and other damages, attorneys' fees and injunctive and/or equitable relief.

   On October 20, 1998, a putative class action complaint was filed in the Superior Court of California, County of Santa Clara, by Leo Rubin on behalf of himself and other stockholders of the Company who purchased or otherwise acquired the Company's Common Stock between April 15, 1997 and September 11, 1998. This complaint is identical in all relevant respects to that filed on September 23, 1998, which is described above, other than the fact that the plaintiffs are different.

   On October 26, 1998, a putative class action complaint was filed in the Superior Court of California, County of Santa Clara, by Betty B. Hoigaard and Steve Pomex on behalf of themselves and other stockholders of the Company who purchased or otherwise acquired the Company's Common Stock between April 15, 1997 and September 11, 1998. This complaint is identical in all relevant respects to that filed on September 23, 1998, which is described above, other than the fact that the plaintiffs are different.

   On October 27, 1998, a putative class action complaint was filed in the Superior Court of California, County of Santa Clara, by Judith Thurman on behalf of herself and other stockholders of the Company who purchased or otherwise acquired the Company's Common Stock between April 15, 1997 and September 11, 1998. This complaint is identical in all relevant respects to that filed on September 23, 1998, which is described above, other than the fact that the plaintiffs are different.

   On December 3, 1998, the Superior Court of California, County of Santa Clara, entered an order consolidating all of the above complaints. On January 15, 1999, the plaintiffs filed a consolidated amended class action complaint superceding all of the foregoing complaints.

   On November 13, 1998, a putative class action complaint was filed in the United States District Court, Northern District of California, by Robert Schmidt on behalf of himself and other stockholders of the Company who purchased or otherwise acquired the Company's Common Stock between April 15, 1997 and September 11, 1998. The plaintiff alleges violations of the Securities Exchange Act of 1934 by the Company and certain of its officers and directors. The complaint seeks unquantified compensatory damages, attorneys' fees and injunctive and/or equitable relief.

   On December 15, 1998, the Company made a motion for protective order in the Schmidt action, asking the United States District Court, Northern District of California, to limit allegedly improper communications by class counsel who have repeatedly filed press releases related to the lawsuit. On December 18, 1998, this motion was denied without prejudice.

   On December 3, 1998, a putative class action complaint was filed in the United States District Court, Northern District of California, by Robert Dwyer on behalf of himself and other stockholders of the Company who purchased or otherwise acquired the Company's Common Stock between April 15, 1997 and September 11, 1998. The plaintiff alleges violations of the Securities Exchange Act of 1934 by the Company and certain of its officers and directors. The complaint seeks unquantified compensatory damages, attorneys' fees and injunctive and/or equitable relief. On December 22, 1998, the plaintiff voluntarily dismissed this action.

   All of these proceedings are at a very early stage and we are unable to speculate as to their ultimate outcomes. However, we believe the claims in the complaints are without merit and intend to defend against them vigorously. An unfavorable outcome in any or all of them could have a material adverse effect on our business, prospects, financial condition and results of operations. Even if all of the litigation is resolved in our favor, the defense of such litigation will entail considerable cost and the significant diversion of efforts of management, either of which are likely to have a material adverse effect on our business, prospects, financial condition and results of operations.

Uncertainty Regarding Protection of Proprietary Rights

   We rely on a combination of patents, trademarks, trade secrets, copyrights and other measures to protect our intellectual property rights. We generally enter into confidentiality and nondisclosure agreements with service providers, customers and others, and attempt to limit access to and distribution of proprietary rights. We also enter into software license agreements with customers and others. However, such measures may not provide adequate protection for our trade secrets or other proprietary information for a number of reasons. For example, our trade secrets or proprietary technology may otherwise become known or be independently developed by competitors, and we may not be able to otherwise meaningfully protect intellectual property rights. Any patent owned by the Company could be invalidated, circumvented or challenged, or the rights granted thereunder may not provide competitive advantages to us. Any of our pending or future patent applications might not be issued with the scope of the claims sought, if at all. Furthermore, others may develop similar products or software or duplicate our products or software. Similarly, others might design around the patents owned by us or third parties may assert intellectual property infringement claims against us. In addition, foreign intellectual property laws may not adequately protect our intellectual property rights abroad. A failure to protect proprietary rights could have a material adverse effect on its business, financial condition and results of operations.

   Even if our intellectual property rights are adequately protected, litigation may also be necessary to enforce patents, copyrights and other intellectual property rights, to protect our trade secrets, to determine the validity of and scope of proprietary rights of others or to defend against claims of infringement or invalidity. We have, through our acquisition of the Cylink Wireless Group, been put on notice from a variety of third parties that the Group's products may be infringing the intellectual property rights of other parties. Any such intellectual property litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition and results of operations. Litigation, even if wholly without merit, could result in substantial costs and diversion of resources, regardless of the outcome. Infringement, invalidity, right to use or ownership claims by third parties or claims for indemnification resulting from infringement claims could be asserted in the future and such assertions may materially adversely affect us. If any claims or actions are asserted against us, we may seek a license under a third party's intellectual property rights. However, such a license may not be available under reasonable terms or at all.

Dependence on Key Personnel

   Our future operating results depend in significant part upon the continued contributions of key technical and senior management personnel, many of whom would be difficult to replace. Future operating results also depend upon ability to attract and retain qualified management, manufacturing, quality assurance, engineering, marketing, sales and support personnel. Competition for such personnel is intense, and we may not be successful in attracting or retaining such personnel. Only a limited number of persons with the requisite skills to serve in these positions may exist and it may be increasingly difficult for us to hire such personnel. We have experienced and may continue to experience employee turnover due to several factors, including an expanding economy within the geographic area in which we maintain our principal business offices. Such turnover could adversely impact our business. We are presently addressing these issues and intend to pursue solutions designed to provide performance incentives and thereby retain employees. The loss of any key employee, the failure of any key employee to perform in his or her position, our inability to attract and retain skilled employees as needed or the inability of the officers and key employees of the Company to expand, train and manage our employee base could all materially adversely affect our business.

Year 2000 Compliance

   Numerous currently installed computer systems and software products are coded to accept only two digit entries in the date code field. Beginning in the year 2000, these date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, in less than one year, many companies' software and computer systems and/or software used by many companies may need to be upgraded or replaced in order to comply with such Year 2000 ("Y2K") requirements. We have embarked on a global program to address our readiness for the century change. The Y2K readiness program involves the assessment of products, services, internal systems and critical suppliers and, if required, development of plans for upgrades to or replacement of products, business systems, suppliers and services that impact our Y2K readiness and/or development of contingency plans. We have not yet established a comprehensive contingency plan with respect to the Y2K problem, but intend to establish such a plan by the end of the second quarter of 1999 as part of our ongoing Y2K compliance effort.

   In November of 1998, we initiated a new Y2K-ready internal business system at our corporate headquarters. The cost of the upgrade was approximately $250,000. Further business system upgrades will occur in our CRC, Technosystem and Geritel subsidiaries by the end of the third quarter of 1999. Based on evaluation performed to date, we believe that all "mission critical" internal systems are stable and current, in terms of Y2K readiness. However, the failure of any internal system to achieve Year 2000 readiness could result in material disruption to our operations. Test and assessment of all of our current radio products has been completed, with the exception of Technosystem and CRC products, and Y2K certification has been achieved. However, the inability of any of our products to properly manage and manipulate data in the year 2000 could result in increased warranty costs, customer satisfaction issues, potential lawsuits and other material costs and liabilities. All Technosystem and CRC products are expected to complete their Y2K assessment and testing by the end of the first quarter of 1999.

   Critical suppliers will undergo Y2K site evaluations between January 1 and the end of June 1999. In November of 1998, we requested a Y2K readiness statement and progress report from critical suppliers. We expect to obtain all Y2K readiness statements by the end of the third quarter 1999, and intend to emphasize obtaining an early response from those suppliers which cannot be easily replaced. We are aware of the risk posed by single source or large volume suppliers that may not be addressing their Y2K readiness. Even where assurances are received from third parties, a risk remains that failure of systems and products of other companies on which we rely could have a material adverse effect on our results.

   Our budget for the Y2K Program is expected to be an aggregate of approximately $2 million. Of such amount, we have incurred approximately $400,000 to date, including the $250,000 disclosed above. The foregoing statements are based upon management's best estimates at the present time, which were derived using numerous assumptions of future events, including the continued availability of certain resources, third party modification plans and other factors. These estimates may be incorrect and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to:

 . the availability and cost of            . success of external customers and
  personnel trained in this area;           suppliers in addressing the Year
 . the rate and magnitude of related         2000 issue; and
  labor and consulting costs;             . the ability to locate and correct
 . the nature and amount of                  all relevant computer codes.
  programming required to upgrade or
  replace each of the affected
  programs;

Our evaluation is on-going and we expect that new and different information will become available to us as that evaluation continues. Consequently, we cannot guarantee that all material elements will be Y2K ready in time.

Volatility of Stock Price

   In recent years, the stock market in general, and the market for shares of small capitalization and technology stocks in particular, have experienced extreme price fluctuations. Such fluctuations have often been unrelated to the operating performance of affected companies. We believe that factors such as announcements of developments related to our business, announcements of technological innovations or new products or enhancements by us or our competitors, developments in the Asia/Pacific region, sales by competitors, including sales to our customers, sales of our Common Stock into the public market, including by members of management, developments in our relationships with customers, partners, lenders, distributors and suppliers, shortfalls or changes in revenues, gross margins, earnings or losses or other financial results that differ from analysts' expectations (as recently experienced), regulatory developments, fluctuations in results of operations and general conditions in our market or markets served by our customers or the economy, could cause the price of our Common Stock to fluctuate, sometimes reaching extreme and unexpected lows. There can be no assurance that the market price of our Common Stock will not continue to decline substantially, or otherwise continue to experience significant fluctuations in the future, including fluctuations that are unrelated to our performance. Such fluctuations could continue to materially adversely affect the market price of our Common Stock.

Substantial Leverage

   In November 1997, in connection with the private placement of Notes, we incurred $100 million of indebtedness. In December 1998 and January 1999, we retired approximately $22 million of such indebtedness in exchange for approximately 3.7 million shares of our Common Stock. As of September 30, 1998, our total indebtedness including current liabilities was approximately $201.6 million and our stockholder's equity was approximately $92.8 million.

   Our bank line of credit provides for borrowings of approximately $50 million, which as of December 31, 1998 had been almost fully utilized. The line of credit requires us to comply with several financial covenants, including the maintenance of specific minimum ratios. At periods in time since June 30, 1998, we have amended our existing bank line of credit to prevent defaults with respect to several financial covenants. Had these amendments not been made, we would have defaulted on those covenants in our bank line, which would have triggered cross defaults in the Notes and other debt instruments.

   Our ability to make scheduled payments of the principal and interest on indebtedness will depend on future performance, which is subject in part to economic, financial, competitive and other factors beyond our control. There can be no assurance that we will be able to make payments on or restructure or refinance our debt in the future, if necessary. See "--Risks Associated with Preferred Stock Financing" and "--Trade Accounts Receivables."

Limitations on Dividends

   Since our incorporation in 1991, we have not declared or paid cash dividends on Common Stock, and we anticipate that any future earnings will be retained for investment in the business. We are required to pay a 6% per year premium on the Series B Preferred Stock, payable in cash or Common Stock at our option. Any payment of cash dividends in the future will be at the discretion of the Board of Directors and will depend upon, among other things, our earnings, financial condition, capital requirements, extent of indebtedness and contractual restrictions with respect to the payment of dividends.

Global Stock Market Risks

   Countries in the Asia/Pacific and Latin American regions have recently experienced weaknesses in their currency, banking and equity markets. These weaknesses have adversely affected and could continue to adversely affect demand for products, the availability and supply of product components to us and, ultimately, our consolidated results of operations.

Control by Existing Stockholders; Effects of Certain Anti-Takeover Provisions

   Members of our Board of Directors and executive officers, together with members of their families and entities that may be deemed affiliates of or related to such persons or entities, beneficially own approximately 6% of the outstanding shares of Common Stock. Accordingly, these stockholders are able to influence the election of the members of the Board of Directors and influence the outcome of corporate actions requiring stockholder approval, such as mergers and acquisitions. This level of ownership, together with the stockholder rights agreement, certificate of incorporation, newly issued shares Series B Preferred Stock, equity incentive plans, bylaws and Delaware law, may have a significant effect in delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of other holders of Common Stock. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of the Series B Preferred Stock and any other preferred stock that may be issued in the future, including the Series A Junior Participating Preferred Stock that may be issued pursuant to the stockholder rights agreement upon the occurrence of certain triggering events. In general, the stockholder rights agreement provides a mechanism by which the Board of Directors and stockholders may act to substantially dilute the share position of any takeover bidder that acquires 15% or more of the Common Stock. The holders of the Series B Preferred Stock and Warrants and their transferees have been excluded from triggering the provisions of the stockholder rights agreement. The issuance of the Series B Preferred Stock or the future issuance of the Series A Preferred Stock or any additional preferred stock could have the effect of making it more difficult for a third party to acquire a majority of the Company's outstanding voting stock. See "--Risks Associated with Preferred Stock Financing" and "Description of Capital Stock--Rights Agreement."

Possible Adverse Effect on Market Price for Common Stock of Shares Eligible for Future Sale After the Offering

   Sales of the Common Stock into the market could materially adversely affect the market price of the Common Stock. Substantially all of the shares of our Common Stock are eligible for immediate and unrestricted sale in the public market at any time, including the approximately 3.7 million shares of Common Stock issued in exchange for approximately $22 million of our Notes and, once the registration statement of which this prospectus forms a part is declared effective, all shares of Common Stock issuable conversion of the Series B Preferred Stock and exercise of the Warrants.

Risks Associated with Preferred Stock Financing

   In December 1998, we raised gross proceeds of $15 million through the issuance of 15,000 shares of a newly designated Series B Convertible Participating Preferred Stock (the "Series B Preferred Stock") and Warrants to purchase up to 1,242,257 shares of Common Stock. While the issuance of the Series B Preferred Stock and Warrants provided us with additional working capital required to fund continuing operations, the agreements with the purchasers of the Series B Preferred Stock and Warrants contain terms and covenants that could result in substantial dilution to our stockholders, could render future financings and loans and merger and acquisition activities more difficult and could require us to expend substantial amounts of cash, even if then unavailable at the time such expenditure was required. See "Description of Capital Stock."

   In particular, if we merge with a public company meeting certain threshold criteria, the holders of the Series B Preferred Stock will be entitled to receive in the merger the consideration they would have received had they converted their stock the day before the public announcement of the merger. If we merge with a private company or a public company not meeting the defined threshold criteria, the holders of the Series B Preferred Stock will be entitled, at their option, (1) to retain their preferred stock, which will thereafter convert into common stock of the surviving company, or (2) receive either the consideration they would have received had they converted their stock the day before the public announcement of the merger or receive $1,250 per share of Series B Preferred Stock then outstanding, up to an aggregate of $18,750,000, in cash, plus any accrued and unpaid premium and a default interest rate, if applicable. Notwithstanding the foregoing, we are permitted to acquire other companies without having to provide special consideration to the holders of the Series B Preferred Stock so long as we do not issue more than 20% of our Common Stock as merger consideration. The holders of the Warrants are entitled to similar protections in the event of our merger or consolidation with another company. We are also prohibited from selling or transferring all or substantially all of our assets without prior approval by the purchasers of the Series B Preferred Stock. These provisions may make an acquisition of the Company or asset sale more difficult and expensive and could discourage some potential purchasers.

   Certain covenants made in connection with the issuance of the Series B Preferred Stock may also have the effect of limiting our ability to obtain additional financing and issue other securities. We have agreed, until December 22, 1999, not to issue or agree to issue any equity securities at a price less than fair market value or any variably or re-setting priced securities, subject to limited exceptions. In addition, the terms of the Series B Preferred Stock financing agreements prohibit us from, among other things, altering, changing or otherwise adversely affecting the terms of the Series B Preferred Stock; creating or issuing any senior or pari passu securities; or redeeming or paying any dividend on any junior securities.

   The terms of the Series B Preferred Stock financing agreements also include mandatory redemption features and payment provisions that are triggered in the event we fail to satisfy certain obligations. Holders of the Series B Preferred Stock may require redemption of their shares at a substantial premium, plus a default interest rate, if applicable, upon the occurrence of certain events deemed within our control. Upon the occurrence of certain other events deemed outside of our control, including among others, our failure to obtain stockholder approval (which we must solicit at our expense) of the potential issuance of more than 20% of the Common Stock outstanding on December 22, 1998, or 8,707,488 shares, at a price less than the greater of book value or fair market value (the "20% Limit"), we may be required to make significant payments to the holders of Series B Preferred Stock and Warrants. All such payments are capped at $4,950,000 plus a default interest rate, if applicable, and are in lieu of redemption for these provisions. If the holders of Series B Preferred Stock demand redemption or if we are required to make significant payments to such stockholders, we may not be able to fund such redemption or payments, and even if funding is available, the expenditures required to fund such redemption or payments could have a material adverse effect on our financial condition.

   The Series B Preferred Stock is convertible into shares of our Common Stock at variable rates based on future trading prices of our Common Stock and events that may occur in the future. The number of shares of Common Stock that may ultimately be issued upon conversion is therefore presently indeterminable and could fluctuate significantly based on the issuance by us of other securities. Also, the Warrants are subject to anti-dilution protection and thus may require the issuance of more shares than originally anticipated. These factors may result in substantial future dilution to the holders of our Common Stock.

   In addition to the foregoing, the redemption rights, liquidated damages provisions, cross default provisions to our debt instruments and other terms of the Series B Preferred Stock, under certain circumstances, could lead to a significant accounting charge to earnings and could materially adversely affect our business, results of operations and condition. The Series B Preferred Stock will be classified as mandatorily redeemable preferred stock. As a result, on December 22, 1998, we recognized in our earnings (loss) per share calculation the fair value of Warrants issued and the accretion of the Series B Preferred Stock to its fair value. During the period of conversion of the Series B Preferred Stock, we will be required to recognize in our earnings (loss) per share calculation any accretion of the Series B Preferred Stock to its redemption value as a dividend to the holders of the Series B Preferred Stock. Consequently, we will be required to take a charge of approximately $1.5 million to our accumulated deficit for the fourth quarter of fiscal 1998 as a result of the accounting treatment for issuance of the Warrants. Such charge and potential other future charges relating to the provisions of the Series B Preferred Stock financing agreements may materially adversely affect our earnings (loss) per share and the market price of our Common Stock both currently and in future periods. The convertibility features of such Series B Preferred Stock and subsequent sales of the Common Stock underlying both it and the Warrants could materially adversely affect our valuation and the market trading price of our shares of Common Stock.

                                USE OF PROCEEDS

   The Company will not receive any of the proceeds from the sale of the Common Stock or the Shares by the Selling Stockholders. See "Selling Stockholders" for a list of those entities receiving proceeds from sales of shares offered hereby.

                                DIVIDEND POLICY

   To date, the Company has not paid any cash dividends on shares of its Common Stock. The Company currently anticipates that it will retain any available funds for use in the operation of its business, and does not anticipate paying any cash dividends in the foreseeable future.

                                    PREMIUM

   We are required to pay, upon conversion, a 6% per year premium on the Series B Preferred Stock, payable in cash or Common Stock at our option.

             RATIO (DEFICIENCY) OF EARNINGS (LOSS) TO FIXED CHARGES

   P-Com's ratio (deficiency) of earnings (loss) to fixed charges for each of the periods indicated is as follows:

                                     Year Ended December 31,     September 30,
                                  ------------------------------ -------------
                                   1993    1994  1995 1996 1997      1998
                                  ------- ------ ---- ---- ----- -------------
Ratio (deficiency) of earnings
 (loss) to fixed charges (1)..... <14.3x> <7.9x> 5.9x 9.6x 13.4x    <12.0x>

(1) For purposes of calculating the ratio (deficiency) of earnings to fixed charges, (i) "earnings" consist of income (loss) before income taxes plus fixed charges, and (ii) "fixed charges" consist of interest expense incurred including with respect to capital leases, amortization of interest costs and the portion of rental expense under operating leases deemed by P-Com to be representative of the interest factor. Earnings did not cover fixed charges by $4.8 million, $5.4 million and $74.2 million in 1993, 1994 and for the three quarters ended September 30, 1998, respectively.

                          DESCRIPTION OF CAPITAL STOCK

   The authorized capital stock of the Company consists of 95 million shares of common stock, $0.0001 par value (the "Common Stock"), and 2 million shares of preferred stock, $0.0001 par value (the "Preferred Stock"), including 500,000 shares of which have been designated Series A Junior Participating Preferred Stock (the "Series A Preferred Stock") pursuant to the Rights Agreement (see discussion below) and 20,000 shares of which have been designated Series B Convertible Participating Preferred Stock (the "Series B Preferred Stock"), 15,000 shares of which are issued and outstanding.

Common Stock

   As of January 8, 1999, there were 47,258,691 shares of Common Stock outstanding which were held of record by approximately 479 stockholders. The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable.

Preferred Stock

   The Company's Amended and Restated Certificate of Incorporation authorizes 2 million shares of Preferred Stock, of which 500,000 shares have been designated Series A Preferred, none of which are issued and outstanding and 20,000 shares which have been designated as Series B Preferred Stock of which 15,000 shares are issued and outstanding. The Board of Directors has the authority to issue the remaining shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the holders of Common Stock; however the Board may not create or issue any additional shares of Series B Preferred Stock or of the remaining authorized but unissued shares of preferred stock without the consent of the initial purchasers of the Series B Preferred Stock. The issuance of the Series A Preferred Stock or any newly created preferred stock may delay, defer or prevent a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock. The issuance of Series A Preferred Stock or any newly created preferred stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. At present, other than Series A Preferred and the Series B Preferred Stock, we have no plans to issue any additional preferred stock.

   The Series A Preferred Stock is not redeemable. Each share of Series A Preferred Stock will be entitled to an aggregate dividend of 10,000 times any dividend declared per share of Common Stock. In the event of liquidation, the holders of the Series A Preferred will be entitled to the greater of a $10,000 per share payment, plus any accrued and unpaid dividends, or an aggregate payment of 10,000 times any payment to be made per share of Common Stock, prior to any payment to any holder of Common Stock. Each share of Series A Preferred will have 10,000 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which our Common Stock is exchanged, each share of Series A Preferred will be entitled to receive 10,000 times the amount received per share of Common Stock. Each of these rights are protected by customary antidilution provisions. Because of the nature of the dividend, liquidation and voting rights of the shares of Series A Preferred, the value of the one-ten-thousandth interest in a share of Series A Preferred purchasable upon exercise of each Right (as defined in the Rights Agreement) should approximate the value of one share of Common Stock. See "--Rights Agreement."

   Each share of Series B Preferred Stock has a face value of $1,000 and is convertible at the election of the holder into shares of Common Stock beginning immediately after issuance until May 14, 1999, at $6.0374 per share; provided that from March 25, 1999 through May 14, 1999, if we have not achieved $10 million of bona fide, third-party, unaffiliated written contractual commitments for sales of our point to multipoint products and services prior to March 24, 1999, then 7,500 shares of the Series B Preferred Stock shall be convertible at the lower of (i) $6.0374 or (ii) 101% of the lowest average closing bid prices our Common Stock over any 3 consecutive days during the 15 consecutive day period ending prior to the applicable conversion date (the "Variable Conversion Price"). From and after May 15, 1999, the Series B Preferred Stock is convertible at the lower of (i) $6.0374 or (ii) 105% of the average closing bid prices of our Common Stock for the 15 consecutive trading days immediately prior to and ending on May 14, 1999 or (iii) the Variable Conversion Price. The foregoing conversion rates are subject to adjustment upon the occurrence of certain other events, including:

 . our failure to obtain stockholder approval to exceed the 20% Limit prior to a predetermined date;
 . our failure to timely deliver Common Stock upon submission of a notice of conversion for the Series B Preferred Stock;
 . our failure to redeem the Series B Preferred Stock after providing to the holders thereof a notice of redemption at our option;
 . our or any subsidiary's public announcement of a merger or consolidation;
 . our issuance of Common Stock or securities convertible or exchangeable into Common Stock at a variable price per share or at a price per share less than a predetermined amount; and
 . the sale by George Roberts, Chief Executive Officer of the Company, or
  Michael Sophie, Chief Financial Officer of the Company, of securities at less than a predetermined per share price.

   We are required by the Series B Preferred Stock financing agreements to register and keep registered at least 150%, and in some instances 200%, of the aggregate number of shares of Common Stock into which the Series B Preferred Stock is convertible and for which the Warrants are exercisable. In order to help ensure our compliance at all times, we have chosen to initially register, pursuant to the registration statement of which this prospectus is a part, 13 million shares of our Common Stock. Notwithstanding the registration of such number of shares, the terms of the Series B Preferred Stock financing agreements prohibit us from issuing shares of Common Stock upon conversion of the shares of Series B Preferred Stock or exercise of the Warrants if such issuance would result in any holder's beneficially owning in excess of 4.9% of our then outstanding Common Stock. In addition, until stockholder approval is obtained, we are subject to the 20% Limit imposed by the Nasdaq National Stock Market. See "Risks Associated with Preferred Stock Financing."

   Assuming certain conditions are met, the Series B Preferred Stock will automatically convert into Common Stock on December 22, 2001. The Series B Preferred Stock accrues a 6% per year premium, payable in cash or Common Stock at our option. From and after June 21, 1999, upon sufficient notice, if the then-effective conversion price for the Series B Preferred Stock is less than $2.264025, instead of converting the Series B Preferred Stock into Common Stock upon a holder's request, we may elect to pay such holder the equivalent value of the Common Stock in cash.

   Upon the occurrence of certain events deemed within the Company's control, each then outstanding share of the Series B Preferred Stock is redeemable at a holder's option at the greater of $1,330 per share, plus a 6% per year premium and any default amounts, or a predetermined redemption formula based on the average of the closing bid prices for our Common Stock during the period beginning on the date of the holder's redemption notice and ending on the date of redemption (the "Redemption Formula Amount"). Such events include:

 . our failure to timely solicit stockholder approval to exceed the 20% Limit; . our failure to timely deliver Common Stock upon a holder's submission of a notice of conversion;
 . our failure to remove restrictive legends on our Common Stock as and when required under the Series B Preferred Stock financing agreements;

 . our announcement of our intention not to issue Common Stock upon conversion of the Series B Preferred Stock or exercise of the Warrants;
 . our knowing breach of any material covenant or term in the Series B Preferred
  Stock financing agreements;
 . our material breach, as a result of performance under the Series B Preferred
  Stock financing agreements, of any agreement to which we are or become a party;
 . our knowing commission of any act or omission that constitutes a breach of any representation or warranty in any of the Series B Preferred Stock financing agreements;
 . our failure to maintain sufficient Common Stock reserved for conversion of the Series B Preferred Stock or exercise of the Warrants (to the extent no additional stockholder approval is required to obtain an increase in authorized shares, if required);
 . our knowing and material breach of any agreement involving indebtedness for borrowed money or purchase price which results in or which would result in acceleration of the maturity of such debt; and
 . our failure to use best efforts to avoid the occurrence of certain Override
  Election Events (as defined below).

   In certain circumstances, we may be able to avoid redemption if we cure such events prior to the redemption election by a holder. If we are unable to avoid redemption and unable to redeem the Series B Preferred Stock upon request, we must redeem that portion which is permitted and, thereafter, use our best efforts to remedy the impairment preventing redemption. In addition, certain of the foregoing events may also cause us to become required to make additional payments, some of which are payable in cash only and some of which are payable in cash or additional shares of Common Stock or Series B Preferred Stock, at the Company's option.

   Upon the occurrence of certain other events deemed outside of the Company's control ("Override Election Events"), we are required to make significant cash payments to the holders of the Series B Preferred Stock. Such Override Election Events include:

 . the suspension or de-listing of our Common Stock from trading on the Nasdaq
  National Market System ("Nasdaq") or certain other markets acceptable to the initial purchasers of the Series B Preferred Stock;
 . the suspension of the registration statement of which this prospectus is a part (after its effective date) for more than a predetermined period of time; . failure to maintain sufficient Common Stock reserved for conversion of the
  Series B Preferred Stock or exercise of the Warrants (to the extent additional stockholder approval is required to obtain an increase in authorized shares, if required);
 . failure to have declared effective additional registration statements that may be required under a Registration Rights Agreement entered into in connection with the Series B Preferred Stock investment for shares of Common Stock issuable as a result of premiums, failures to satisfy certain obligations, anti-dilution protections or adjustments in the conversion rate of the Series B Preferred Stock;
 . failure to obtain stockholder approval to exceed the 20% Limit prior to a predetermined time; and
 . declaration of or being put into bankruptcy or receivership or failure to pay our debts generally as and when due.

   All cash payments required to be made as a result of an Override Election Event, together with all cash payments required to be made under the other Series B Preferred Stock financing agreements, are capped at an aggregate of $1,333 per share plus a default interest rate, if applicable. In addition to the foregoing cash payments, upon the occurrence of an Override Election Event, the holders can require us to list our Common Stock on the over-the-counter electronic bulletin board which, as of the date hereof, has no 20% Limit or similar restriction and, thereafter, require us to honor all requested conversions.

   So long as an event pursuant to which the holders of Series B Preferred Stock are entitled to redeem or an Override Election Event has not occurred (or if such event has occurred in the past, it has been cured for at least the six immediately preceding consecutive months without the occurrence of any other such event), the Series B Preferred Stock is redeemable at our option in certain limited circumstances at premiums varying from

115% to 160% of the original issue price of the Series B Preferred Stock, plus a 6% premium per year and a default interest rate, if applicable. More particularly, the Series B Preferred Stock is redeemable:

 . on three dates between December 22, 1998 and December 22, 1999 at premiums varying between 130% and 120% of the original issue price of the Series B Preferred Stock, plus a 6% premium per year and any default amounts, provided our Common Stock is then trading at less than $2.264025;
 . after December 22, 1999 and prior to December 22, 2000, the Company may redeem the Series B Preferred Stock at the greater of 160% of the original issue price of the Series B Preferred Stock, plus a 6% premium per year and any default amounts, or the Redemption Formula Amount; and
 . after December 22, 2000, (i) if the closing bid price for our Common Stock exceeds a predetermined substantial threshold, we may redeem the Series B Preferred Stock at 115% of the original issue price of the Series B Preferred Stock, plus a 6% premium per year and any default amounts, or (ii) if we simultaneously close a firm commitment underwriting with a minimum $8.00 per share price and a minimum aggregate amount of $30 million, we may redeem the Series B Preferred Stock at the greater of 120% of the original issue price of the Series B Preferred Stock plus a 6% premium per year and any default amounts, or the Redemption Formula Amount.

We must redeem all of the Series B Preferred Stock unless in excess of $5 million of Series B Preferred Stock (in $1 million increments) will be redeemed. If we fail to redeem the Series B Preferred Stock after providing a notice of redemption, we forfeit all future redemptions at our option and the conversion rate of the Series B Preferred Stock will be adjusted.

   The Series B Preferred Stock is senior to the Series A Preferred Stock and Common Stock in respect of the right to receive dividend payments and liquidation preferences. The Series B Preferred Stock has no voting power, except as otherwise provided by applicable law or pursuant to certain contractual protections described herein. In connection with the issuance of the Series B Preferred Stock, we have agreed, until December 22, 1999, not to issue or agree to issue any equity securities at a price less than fair market value or at a variable or re-settable price, subject to limited exceptions. In addition, we are prohibited from, among other things, altering, changing or otherwise adversely affecting the terms of the Series B Preferred Stock; creating or issuing any senior or pari passu securities; redeeming or paying any dividend on any junior securities; acting so as to generate taxation under
Section 305 of the Internal Revenue Code of 1986, as amended; and selling or transferring all or substantially all of our assets without prior approval by the purchasers of the Series B Preferred Stock.

   If we merge with a public company meeting certain threshold criteria, the holders of the Series B Preferred Stock will be entitled to receive in the merger the consideration they would have received had they converted their stock the day before the public announcement of the merger. If we merge with a private company or a public company not meeting the threshold criteria, the holders of the Series B Preferred Stock will be entitled, at their option, (1) to retain their preferred stock, which will thereafter convert into common stock of the surviving company, or (2) receive either the consideration they would have received had they converted their stock the day before the public announcement of the merger or receive $1,250 per share of Series B Preferred Stock then outstanding, up to an aggregate of $18,750,000, in cash, plus any accrued and unpaid premium and a default interest rate, if applicable. Notwithstanding the foregoing, we are permitted to acquire other companies without having to provide special consideration to the holders of the Series B Preferred Stock so long as we do not issue more than 20% of our Common Stock as merger consideration. The holders of the Warrants are entitled to similar protections in the event of our merger or consolidation with another company. We are also prohibited from selling or transferring all or substantially all of our assets without prior approval by the purchasers of the Series B Preferred Stock.

   The Warrants are immediately exercisable until the earlier of: (1) December 22, 2003 and (2) the date on which the closing of a consolidation, merger or other business combination with or into another entity pursuant to which we do not survive. The exercise price for the Common Stock underlying the Warrant is $3.47 (subject to adjustment). In the event we merge or consolidate with any other company, the warrantholders are entitled to similar choices as to the consideration they will receive in such merger or consolidation as are provided to the holders of the Series B Preferred Stock. In addition, the number of shares issuable upon exercise of the Warrants is subject to anti-dilution adjustment if we sell Common Stock or securities convertible into or exercisable for Common Stock (excluding certain issuances such as Common Stock issued under employee, director or consultant benefit plans) at a price per share less than $3.47 (subject to adjustment).

   The foregoing description is only a summary and is qualified in its entirety by reference to the Securities Purchase Agreement dated as of December 21, 1998 by and among the Company and the purchasers listed therein, the Registration Rights Agreement dated as of December 21, 1998 by and among the Company and the purchasers listed therein, the Warrants issued by the Company to the purchasers and the Series B Certificate of Designation attached hereto or to the Current Report on Form 8-K dated as of December 24, 1998 as Exhibits 10.38, 10.39, 10.40A, 10.40B, and 10.40C, and 3.2D and 3.2E, respectively, and incorporated herein by reference.

Delaware Anti-Takeover Law and Certain Charter Provisions

   We are subject to Section 203 of the Delaware General Corporation Law ("Section 203") which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless:

 . prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
 . upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (for the purposes of determining the number of shares outstanding, under Delaware law, those shares owned (1) by persons who are directors and also officers and (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer are excluded from the calculation); or
 . on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

   Section 203 defines a business combination to include:

 . any merger or consolidation involving the corporation and the interested stockholder;
 . any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
 . subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
 . any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
 . the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interest stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

   Certain provisions of our Stockholders' Rights Plan, Certificate of Incorporation, equity incentive plans, Bylaws and Delaware law may have a significant effect in delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of other holders of Common Stock. In particular, we have a classified Board of Directors and the Board of Directors has the ability (subject to approval by the initial holders of the Series B Preferred Stock) to issue blank check Preferred Stock without further stockholder approval, as was the case with the Series B Preferred Stock, may have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of other holders of Common Stock.

Rights Agreement

   On September 26, 1997, the Board of Directors of the Company approved a Stockholder Rights Agreement which was executed by the Company and BankBoston, N.A., the Rights agent, on October 1, 1997. Pursuant to the Stockholder Rights Agreement, rights (the "Rights") were distributed as a dividend at the rate of one preferred share purchase right on each outstanding share of its Common Stock held by stockholders of record as of the close of business on November 3, 1997, and will be distributed at the same rate for each share of Common Stock issued thereafter. On October 5, 1998, the Rights Agreement was amended and on December 18, 1998 and December 21, 1998, the Rights Agreement was amended and restated in its entirety. Each Right entitles its holder to buy one ten-thousandth of one share of Series A Preferred Stock at an exercise price of $125.00, but only once the Rights become exercisable upon the occurrence of certain triggering events. The Rights will expire on November 1, 2007.

   The Rights become exercisable only if a person or group acquires 15% or more of our Common Stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 15% or more of our Common Stock, such person or group to be known as an "Acquiring Person." If,

  (A)  subject to limited exceptions, any Acquiring Person:

    . merges into the Company and the Company survives;
    . transfers assets to the Company or its subsidiaries in exchange for our Common Stock or otherwise acquires additional shares of our Common Stock;
    . sells or purchases or otherwise acquires or disposes of assets to, from or with the Company or any subsidiary on terms less favorable than in an arm's length negotiated transaction;
    . sells or purchases or otherwise acquires or disposes of assets to, from or with the Company or any subsidiary having a fair market value of more than $5 million;
    . receives compensation from the Company or any subsidiary, except for standard compensation for full time employment; or . receives the benefit of any financial assistance or tax advantages from the Company or any subsidiary;

  (B)  subject to limited exceptions, any person becomes an Acquiring Person;
       or

  (C) subject to limited exceptions, while there is an Acquiring Person, we reclassify or recapitalize our capital stock (including a reverse stock split) or we merge or consolidate with any subsidiary causing more than a 1% increase in any class of our then outstanding equity securities which is owned by an Acquiring Person, then each unexercised Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of one-ten-thousandths of a share of our Series A Preferred Stock having a market value of twice the then-current exercise price of a Right on the date any of the foregoing events occurred. The holders of the Series B Preferred Stock and Warrants and their transferees have been excluded from the definition of Acquiring Person and therefore also from triggering the provisions of the Stockholder Rights Agreement. Consequently, even if such a holder acquires 15% or more of our Common Stock, the Rights will not become exercisable.

   In addition, if after a person or group becomes an Acquiring Person,

 . we consolidate with or merge with and into any other person (other than a subsidiary) and we do not survive;
 . any person (other than a subsidiary) consolidates or merges with the Company in a transaction in which we survive and any of our Common Stock is exchanged for cash, property or stock of any other person; or

 . we or any subsidiary sells or otherwise transfers to any person (other than a subsidiary) assets or earning power in excess of 50% of the assets or earning power of the Company and our subsidiaries;

then each unexercised Right will entitle its holder to receive, at the Right's then-current exercise price, shares of common stock of the principal party involved in such transaction with the Company equal in value to twice the then-current exercise price of a Right on the date of any of the foregoing events.

   At any time after any person or group becomes an Acquiring Person, but before such Acquiring Person becomes the beneficial owner of more than 50% of our Common Stock, the Board, in its sole discretion, may exchange all or part of the unexercised Rights for a number of one-ten-thousandths of a share of our Series A Preferred Stock equal to the then-current exercise price of a Right divided by the fair market value of one-ten-thousandth of a share of our Series A Preferred Stock on the earlier of the date the Acquiring Person became an Acquiring Person or, if applicable, the date on which a tender or exchange offer was first made pursuant to which the offeror became an Acquiring Person. At any time prior to the date an Acquiring Person becomes an Acquiring Person, the Board, in its sole discretion, may redeem all of the Rights for $0.001 per Right, payable at the Board of Director's option in cash or property, including our Common Stock.

Transfer Agent and Registrar

   The Transfer Agent and Registrar for the Common Stock is Boston EquiServe LLP, 289 San Antonio Road, Suite 100, Los Altos, California 94022. Its telephone number is (650) 947-3226.

                              SELLING STOCKHOLDERS

   The following table sets forth the aggregate number of shares of Common Stock beneficially owned by each Selling Stockholder as of January 8, 1999 and the percentage of all shares of Common Stock held by such Selling Stockholder before and after giving effect to the offering (based on 47,258,691 shares of Common Stock outstanding as of January 8, 1999). In calculating beneficial ownership, we have assumed the fixed conversion price as of January 8, 1999 for the Series B Preferred Stock of $6.0374 and the exercise price as of January 8, 1999 for each share of Common Stock underlying the Warrants of $3.47. As of January 8, 1999, the Series B Preferred Stock and Warrants were convertible into and exercisable for an aggregate of 3,726,769 shares of Common Stock, or an aggregate of approximately 7.9% of our currently outstanding shares of Common Stock. In addition, we have assumed for purposes of the following table that the Selling Stockholders will sell all of the securities offered hereby and that any other shares held by such Selling Stockholders will not be sold. However, the Selling Stockholders may, in their discretion, offer all, some or none of their shares pursuant to this prospectus. Also, any or all of the shares listed below may be offered for sale pursuant to this prospectus or in privately negotiated transactions from time to time. Accordingly, no estimate can be given as to the amounts of shares that will actually be held by the Selling Stockholders upon consummation of such sales.

   Pursuant to the Series B Preferred Stock financing agreements, P-Com and the Selling Stockholders agreed that P-Com would register at least 11 million shares of Common Stock on behalf of the Selling Stockholders. In addition, we are required by the Series B Preferred Stock financing agreements to keep registered at least 150%, and in some instances 200%, of the aggregate number of shares of Common Stock into which the Series B Preferred Stock is convertible and for which the Warrants are exercisable. In order to help ensure our compliance at all times, P-Com has chosen to register an additional 2 million shares of Common Stock, for an aggregate of 13 million shares of Common Stock. The number of shares of Common Stock that will ultimately be issued upon conversion of the Series B Preferred Stock is dependent upon a variable conversion ratio derived from the average of certain closing bid prices of our Common Stock prior to conversion and the occurrence of certain events and may be effectively increased if P-Com chooses to pay the 6% per year premium in Common Stock. The number of shares issuable upon conversion of the Series B Preferred Stock and upon exercise of the Warrants is also subject to certain antidilution and other adjustments and possible payments required upon our failure to satisfy certain obligations. As a result, the conversion of the Series B Preferred Stock and exercise of the Warrants may or may not result in the actual issuance of the entire 13 million shares of Common Stock being registered hereby, and the number of shares of Common Stock sold by the Selling Stockholders hereunder, could be materially less or more than the number estimated depending on factors which cannot be predicted by P-Com at this time. 13 million shares represents approximately 27.5% of our currently outstanding shares of Common Stock. Notwithstanding the registration of 13 million shares, the terms of the Series B Preferred Stock financing agreements prohibit us from issuing to any Selling Stockholder shares of Common Stock upon conversion of the shares of Series B Preferred Stock or exercise of the Warrants if such issuance would result in our exceeding the 20% Limit prior to obtaining stockholder approval or such Selling Stockholder beneficially owning in excess of 4.9% of our then outstanding Common Stock. See "Description of Capital Stock" and "Risk Factors--Risks Associated with Preferred Stock Financing."

   Other than their ownership of our equity securities, none of the Selling Stockholders has had any material relationship with the Company within the past three years. The information provided in the following table is based upon information provided by the Selling Stockholders.

                                                        Percent of                                 Percent of
                               Number of Shares     Outstanding Shares     Number of Shares    Outstanding Shares
                              Beneficially Owned    Beneficially Owned    Beneficially Owned   Beneficially Owned
Name of Selling Stockholder  Prior to Offering(1) Before the Offering(2) After the Offering(3) After the Offering
---------------------------  -------------------- ---------------------- --------------------- ------------------
Marshall Capital
 Management, Inc........          1,118,030(4)             2.3%                     0                   0%
Castle Creek Technology
 Partners LLC...........          1,366,482(5)             2.9%                     0                   0%
Capital Ventures
 International..........          1,242,257(6)             2.6%                     0                   0%

--------
1. Beneficial ownership is determined in accordance with the rules of Securities and Exchange Commission and generally includes voting or investment power with respect to securities and includes any securities which the person has the right to acquire within sixty (60) days of January 8, 1999.

2. The percentage of outstanding shares beneficially owned before the Offering was calculated assuming a conversion price for the Series B Preferred Stock of $6.0374 and an exercise price for each share of Common Stock underlying the Warrants of $3.47, each as in effect on January 8, 1999. Over time and upon the occurrence or non-occurrence of certain events, the conversion price for the Series B Preferred Stock and the exercise price for the Warrants can fluctuate significantly. Thus, although an aggregate of only 3,726,769 shares of Common Stock are beneficially owned by the Selling Stockholders as of January 8, 1999, such number could increase significantly over time in the event of a conversion or exercise price adjustment.

3. Because the Selling Stockholders may offer all or some of the Common Stock pursuant to the offering contemplated by this prospectus, no estimate can be given as to the amount of shares of Common Stock that will be held by the Selling Stockholders after completion of this offering. See "Plan of Distribution." The table assumes sale of all of the shares offered hereby and no sale of any other shares owned by the Selling Stockholders.

4. Consists of 745,353 shares of Common Stock issuable upon the conversion of Series B Preferred Stock and 372,677 shares of Common Stock issuable upon the exercise of Warrants.

5. Consists of 910,988 shares of Common Stock issuable upon the conversion of Series B Preferred Stock and 455,494 shares of Common Stock issuable upon the exercise of Warrants. Pursuant to a management agreement, Castle Creek Partners LLC shares voting and investment power with respect to the securities held by Castle Creek Technology Partners LLC with Castle Creek Technology Partners LLC. John Ziegelman and Daniel Asher, as managing members of Castle Creek Partners LLC, may be deemed as a result thereof to be beneficial owners of such securities. Messrs. Asher and Ziegelman disclaim such beneficial ownership.

6. Consists of 828,171 shares of Common Stock issuable upon the conversion of Series B Preferred Stock and 414,086 shares of Common Stock issuable upon the exercise of Warrants. Heights Capital Management, Inc., a Delaware corporation, the investment manager for Capital Ventures International, has voting control and investment discretion over transactions by Capital Ventures International.

                              RECENT DEVELOPMENTS

   In December 1998 and January 1999, we exchanged an aggregate of $21,775,000 of our 4 1/4% Convertible Subordinated Notes due 2002 for an aggregate of 3,721,250 shares of unrestricted Common Stock. We may engage in similar transactions in the future.

                              PLAN OF DISTRIBUTION

   The shares of Common Stock will be offered and sold by the Selling Stockholders for their own accounts. Each Selling Stockholder will act independently of P-Com in making decisions with respect to the timing, manner and size of each sale. We will not receive any proceeds from the sale of the Common Stock pursuant to this prospectus. We have agreed to pay the expenses of registration of the Common Stock offered hereby, including legal and accounting fees, but excluding underwriter's discounts and commissions, if any.

   The shares offered hereby may be sold from time to time at negotiated prices, at fixed prices which may be changed, at market prices prevailing at the time of sale or at prices related to prevailing market prices. The Selling Stockholders may effect such transactions in the over-the-counter market or any exchange on which the securities are listed, by selling the shares to or through broker-dealers, including block trades in which brokers or dealers will attempt to sell the shares as agent but may position and resell the block as principal to facilitate the transaction, or in one or more underwritten offerings on a firm commitment or best effort basis. Sales of Selling Stockholders' shares may also be made pursuant to Rule 144 under the Securities Act, where applicable.

   To the extent required under the Securities Act, the aggregate amount of Selling Stockholders' shares being offered and the terms of the offering, the names of any such agents, brokers, dealers, transferees or underwriters and any applicable fee or commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the shares may receive compensation in the form of underwriting discounts, concessions, commission or fees from the Selling Stockholders and/or purchasers of Selling Stockholders' shares for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions). Each Selling Stockholder will be responsible for any such payments. The aggregate proceeds to a Selling Stockholder from the sale of its shares offered hereby will be the purchase price of such shares less discounts or commissions, if any.

   From time to time, the Selling Stockholders may pledge, hypothecate or grant a security interest in some or all of the shares, and the pledgees, secured parties or persons to whom such securities have been hypothecated shall, upon foreclosure in the event of default, be deemed to be Selling Stockholders hereunder. From time to time, the Selling Stockholders may also transfer, pledge, donate or assign shares to lenders or others and each of such persons will be deemed to be a Selling Stockholder for purposes of this prospectus. The number of the Selling Stockholders' shares beneficially owned by a Selling Stockholder who transfers, pledges, donates or assigns shares will decrease as and when they take such actions. The plan of distribution for Selling Stockholders' shares sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be a Selling Stockholder hereunder. There is, however, no assurance that any Selling Stockholder will sell any or all of the shares described herein, and any Selling Stockholder may transfer, devise or gift such securities by other means not described herein.

   In addition, the Selling Stockholders may, from time to time, sell short the shares of the Company, and in such instances, this prospectus may be delivered in connection with such short sales and the shares offered hereby may be used to cover such short sales. A Selling Stockholder may enter into hedging transactions with broker-dealers, and the broker-dealers may engage in short sales of the shares in the course of holding the positions they assume with such Selling Stockholder, including, without limitation, in connection with distribution of the shares by such broker-dealers. The Selling Stockholders may also enter into option or other transactions with broker-dealers that involve the delivery of the shares to the broker-dealers, who may then resell or otherwise transfer such shares. The Selling Stockholders may also loan or pledge the shares to a broker-dealer and the broker-dealer may sell the shares as loaned or upon a default may sell or otherwise transfer the pledge shares.

   The Selling Stockholders, any underwriter, any broker-dealer or any agent that participates with the Selling Stockholders in the distribution of the shares may be deemed to be "underwriter" within the meaning of the Securities Act, and any discounts, commissions or concessions received by them and any profit on the resales of the shares purchased by them may be deemed to be underwriting commissions under the Securities Act.

   In order to comply with securities laws of certain states, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available.

   Pursuant to a Registration Rights Agreement entered into in connection with the Series B Preferred Stock financing, we have agreed to keep the registration statement of which this prospectus is a part continuously effective until the earlier of the date that all of the shares issued or issuable upon conversion of the Series B Preferred Stock or exercise of the Warrants have been sold or until all such shares are immediately freely saleable under Rule 144. In this regard, we are required to supplement and/or amend the registration statement of which this prospectus is a part if more shares than are registered hereby are issued or issuable upon conversion of the Series B Preferred Stock and exercise of the Warrants or to supplement or change the Selling Stockholders hereunder. The Registration Rights Agreement requires P-Com to indemnify the Selling Stockholders, any underwriter and the respective directors, officers, partners, members, employees, agents and controlling persons of each Selling Stockholder against certain liabilities in connection with the offer and sale of the shares hereunder, including under the Securities Act. Similarly, each Selling Stockholder is required to indemnify P-Com and its directors, the officers who sign the registration statement of which this prospectus is a part, it employees, agents and controlling persons against certain liabilities in connection with the offer and sale of the shares hereunder, including the Securities Act, to the extent that liability occurs as a result of reliance with written information furnished to P-Com by such Selling Stockholder expressly for use in connection with the registration statement of which this prospectus is a part. To the extent indemnification is prohibited, the Selling Stockholders and P-Com are required to contribute to payments the parties may be required to make in respect of otherwise indemnifiable claims.

                                 LEGAL MATTERS

   The validity of the Common Stock offered in this prospectus and certain other legal matters will be passed upon for the Company by Brobeck, Phleger & Harrison LLP, Palo Alto, California. As of the date of this prospectus, attorneys of Brobeck, Phleger & Harrison LLP and family members thereof beneficially owned an aggregate of approximately 64,000 shares of the Company's Common Stock.

                                    EXPERTS

   The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of P-Com, Inc. for the year ended December 31, 1997 have been so incorporated by reference in the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Where You Can Find More Information........................................   2
The Company................................................................   3
Risk Factors...............................................................   4
Use of Proceeds............................................................  22
Dividend Policy............................................................  22
Premium....................................................................  22
Ratio (Deficiency) Of Earnings (Loss) To Fixed Charges.....................  22
Description of Capital Stock...............................................  23
Selling Stockholders.......................................................  30
Recent Developments........................................................  32
Plan of Distribution.......................................................  32
Legal Matters..............................................................  33
Experts....................................................................  33

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                               13,000,000 Shares

                                  P-COM, INC.
                                 Common Stock

                              -------------------

                                  PROSPECTUS

                              -------------------

                                        , 1999

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

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

   All expenses incurred in connection with the issuance and distribution of the securities being registered will be paid by the Registrant. The following is an itemized statement of these expenses. All amounts except Securities and Exchange Commission and Nasdaq Stock Market listing fees and the placement agent fee to PaineWebber Incorporated are estimates.

   Registration Statement--SEC....................................    $25,806.31
   Nasdaq listing fee.............................................    $17,500
   Printing and engraving.........................................    $15,000
   Legal fees.....................................................   $325,000
   Accounting fees and expenses...................................   $100,000
   Placement agent fee to PaineWebber Incorporated................   $657,754
   Miscellaneous..................................................   $300,000.69
                                                                   -------------
    Total......................................................... $1,441,061
                                                                   =============

Item 15. Indemnification of Directors and Officers.

   Section 145 of the Delaware General Corporation Law ("Section 145") authorizes a court to award or a corporation's Board of Directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Article VII of the Registrant's Bylaws provides for mandatory indemnification of its directors and permissible indemnification of its officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Registrant has entered into Indemnification Agreements with its officers and directors which are intended to provide the Registrant's officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. Reference is also made to the underwriting agreements, the purchase agreements and registration rights agreements entered into in connection with the Company's three public offerings, the Company's nine acquisitions, the sale of the Notes and the sale of the Series B Preferred Stock, each of which contains provisions indemnifying officers and directors of the Company and other persons against certain liabilities, including, in some cases, those arising under the Securities Act.

Item 16. Exhibits.

 Exhibit
   No.   Description
 ------- -----------
   3.2   Restated Certificate of Incorporation, as filed with the Delaware
         Secretary of State filed on March 9, 1995(1)
   3.2A  Certificate of Amendment of Restated Certificate of Incorporation, as
         filed with the Delaware Secretary of State on June 16, 1997(2)
   3.2C  Certificate of Designation for the Series A Junior Participating
         Preferred Stock, as filed with the Delaware Secretary of State on
         December 21, 1998(3)
   3.2D  Certificate of Designation for the Series B Convertible Participating
         Preferred Stock, as filed with the Delaware Secretary of State on
         December 21, 1998(4)
   3.2E  Certificate of Correction of Certificate of Designations for the
         Series B Convertible Participating Preferred Stock, as filed with the
         Delaware Secretary of State on December 23, 1998(4)
   4.1   Specimen of Common Stock Certificate(5)

 Exhibit
   No.   Description
 ------- -----------
  4.8    Amended and Restated Rights Agreement, dated as of December 21, 1998, between the Company and BankBoston, N.A.(6)
  5.1    Opinion of Brobeck, Phleger & Harrison LLP
 10.38   Securities Purchase Agreement dated as of December 21, 1998 by and among the Company and the purchasers listed therein
 10.39   Registration Rights Agreement dated as of December 21, 1998 by and among the Company and the purchasers listed therein(4)
 10.40A  Warrant to purchase shares of Common Stock, dated as of December 21,
         1998, issued by the Company to Castle Creek Technology Partners LLC
 10.40B  Warrant to purchase shares of Common Stock, dated as of December 21,
         1998, issued by the Company to Capital Ventures International
 10.40C  Warrant to purchase shares of Common Stock, dated as of December 21,
         1998, issued by the Company to Marshall Capital Management, Inc.
 12.2    Ratio of Earnings to Fixed Charges
 23.1    Consent of PricewaterhouseCoopers LLP
 23.2    Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 5.1)
 24.1    Powers of Attorney (including in the signature page of this registration statement)

--------
(1) Incorporated by reference to identically numbered exhibits included in the Registrant's registration statement on Form S-1 (File No. 33-95392) declared effective with the Securities and Exchange Commission on August 17, 1995.

(2) Incorporated by reference to identically numbered exhibits included in the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996.

(3) Incorporated by reference to the Registrant's amended registration statement on Form 8-A/A, filed with the Securities and Exchange Commission on December 22, 1998 (File No. 0-25356).

(4) Incorporated by reference to the Registrant's Current Report Form 8-K, as filed with the Securities and Exchange Commission on December 24, 1998.

(5) Incorporated by reference to identically numbered exhibit included in the Registrant's registration statement Form S-1 (File No. 33-88492) declared effective with the Securities and Exchange Commission on March 2, 1995.

(6) Incorporated by reference to identically numbered exhibit included in the Registrant's amended registration statement on Form 8-A/A, filed with the Securities and Exchange Commission on December 24, 1998 (File No. 0-25356).

Item 17. Undertakings.

   The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

       (a) To include any prospectus required by Section 10(a)(3) of the Securities Act;

       (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

       (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, P-Com, Inc., a corporation organized and existing under the laws of the State of Delaware, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Campbell, State of California, on the 20th day of January, 1999.

                                          P-COM, Inc.

                                          By:     /s/ George P. Roberts
                                             ----------------------------------
                                           George P. Roberts, Chairman of the
                                                          Board
                                               and Chief Executive Officer

                               POWER OF ATTORNEY

   Know all Persons by These Presents, that each person whose signature appears below constitutes and appoints George P. Roberts and Michael J. Sophie, each of them singly, as true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign the registration statement filed herewith and any or all amendments to said registration statement (including post-effective amendments and registration statements filed pursuant to Rule 462 and otherwise), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as full to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his substitute, may lawfully do or cause to be done by virtue hereof.

   Witness our hands on the date set forth below.

   PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

              Signature                      Title                   Date

       /s/ George P. Roberts         Chairman of the          January 20, 1999
-----------------------------------   Board and Chief
         George P. Roberts            Executive Officer
                                      and Director
                                      (Principal
                                      Executive Officer)

       /s/ Michael J. Sophie         Chief Financial          January 20, 1999
-----------------------------------   Officer and Vice
         Michael J. Sophie            President, Finance
                                      and Administration
                                      (Principal
                                      Accounting and
                                      Financial Officer)

          /s/ Gill Cogan             Director                 January 20, 1999
-----------------------------------
            Gill Cogan

        /s/ John A. Hawkins          Director                 January 20, 1999
-----------------------------------
          John A. Hawkins

      /s/ M. Bernard Puckett         Director                 January 20, 1999
-----------------------------------
        M. Bernard Puckett

       /s/ James J. Sobczak          Director                 January 20, 1999
-----------------------------------
         James J. Sobczak

       /s/ George P. Roberts
-----------------------------------
         George P. Roberts
         Attorney-in-fact

                               INDEX TO EXHIBITS

 Exhibit
   No.   Description
 ------- -----------
  3.2    Restated Certificate of Incorporation, as filed with the Delaware
         Secretary of State filed on March 9, 1995(1)
  3.2A   Certificate of Amendment of Restated Certificate of Incorporation, as
         filed with the Delaware Secretary of State on June 16, 1997(2)
  3.2C   Certificate of Designation for the Series A Junior Participating
         Preferred Stock, as filed with the Delaware Secretary of State on
         December 21, 1998(3)
  3.2D   Certificate of Designation for the Series B Convertible Participating
         Preferred Stock, as filed with the Delaware Secretary of State on
         December 21, 1998(4)
  3.2E   Certificate of Correction of Certificate of Designations for the
         Series B Convertible Participating Preferred Stock, as filed with the
         Delaware Secretary of State on December 23, 1998(4)
  4.1    Specimen of Common Stock Certificate(5)
  4.8    Amended and Restated Rights Agreement, dated as of December 21, 1998, between the Company and BankBoston, N.A.(6)
  5.1    Opinion of Brobeck, Phleger & Harrison LLP
 10.38   Securities Purchase Agreement dated as of December 21, 1998 by and among the Company and the purchasers listed therein
 10.39   Registration Rights Agreement dated as of December 21, 1998 by and among the Company and the purchasers listed therein(4)
 10.40A  Warrant to purchase shares of Common Stock, dated as of December 21,
         1998, issued by the Company to Castle Creek Technology Partners LLC
 10.40B  Warrant to purchase shares of Common Stock, dated as of December 21,
         1998, issued by the Company to Capital Ventures International
 10.40C  Warrant to purchase shares of Common Stock, dated as of December 21,
         1998, issued by the Company to Marshall Capital Management, Inc.
 12.2    Ratio of Earnings to Fixed Charges
 23.1    Consent of PricewaterhouseCoopers LLP
 23.2    Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 5.1)
 24.1    Powers of Attorney (including in the signature page of this registration statement)

--------
(1) Incorporated by reference to identically numbered exhibits included in the Registrant's registration statement on Form S-1 (File No. 33-95392) declared effective with the Securities and Exchange Commission on August 17, 1995.
(2) Incorporated by reference to identically numbered exhibits included in the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996.
(3) Incorporated by reference to the Registrant's amended registration statement on Form 8-A/A, filed with the Securities and Exchange Commission on December 22, 1998 (File No. 0-25356).
(4) Incorporated by reference to the Registrant's Current Report Form 8-K, as filed with the Securities and Exchange Commission on December 24, 1998.
(5) Incorporated by reference to identically numbered exhibit included in the Registrant's registration statement Form S-1 (File No. 33-88492) declared effective with the Securities and Exchange Commission on March 2, 1995.
(6) Incorporated by reference to identically numbered exhibit included in the Registrant's Amended registration statement on Form 8-A/A, filed with the Securities and Exchange Commission on December 24, 1998 (File No. 0-25356).